2004 Annual Report

Mississippi Power Company

MISSISSIPPI POWER
A SOUTHERN COMPANY

CONTENTS

Mississippi Power Company 2004 Annual Report

SUMMARY

	2004	2003	Percent Change
Financial Highlights *(in thousands)*:			
Operating revenues	**$910,326**	$869,924	4.6
Operating expenses	**$764,085**	$732,257	4.3
Net income after dividends on preferred stock	**$76,801**	$73,499	4.5
Gross property additions	**$70,063**	$69,345	1.0
Total assets	**$1,479,113**	$1,511,174	(2.1)
Operating Data:			
Kilowatt-hour sales *(in thousands)*:			
Retail	**9,542,458**	9,320,667	2.4
Sales for resale - non-affiliates	**6,027,666**	5,874,724	2.6
Sales for resale - affiliates	**1,053,471**	709,065	48.6
Total	**16,623,595**	15,904,456	4.5
Customers served at year-end	**194,540**	193,408	.6
Peak-hour demand, net *(in megawatts)*	**2,427**	2,458	(1.3)
Capitalization Ratios *(percent)*:			
Common stock equity	**63.70**	66.40	
Preferred stock	**3.80**	4.00	
Mandatorily redeemable preferred securities	**-**	4.40	
Long-term debt payable to affiliated trusts	**4.20**	-	
Long-term debt	**28.30**	25.20	
Return on Average Common Equity *(percent)*	**14.24**	13.99	
Ratio of Earnings to Fixed Charges *(times)*	**10.15**	8.15	

LETTER TO INVESTORS

Mississippi Power Company 2004 Annual Report

The year 2004 may be remembered as the year of the hurricane because Mississippi Power and her sister companies battled four hurricanes in succession, but it will also be remembered as another year of excellent earnings.

The company's 2004 net income after dividends on preferred stock was $76.8 million compared to $73.5 million the previous year. The return on average common equity for the year was 14.24%, up from the 13.99% earned in 2003.

Mississippi Power continues to deliver top quartile customer service. Every employee understands and appreciates that we come to work every day to serve customers. New programs are under way to ensure that our record of excellence continues and we find new avenues of service in the years ahead.

Mississippi Power's generating facilities also had another year of record-setting performance. The company established new records for plant availability and reliability. These measures are important to our investors, as they demonstrate our commitment to providing safe, reliable and affordable electric energy to our customers in an environmentally responsible way.

The past year will also be remembered as our employees' finest hour. The teamwork and courageous efforts of employees, retirees and contractors were never more evident than during the preparation for and restoration following hurricanes in the Southeast. Our employees also volunteered hundreds of hours in our communities and raised and donated thousands of dollars to worthy causes from Meridian to the Gulf Coast through company programs and trusts such as the Mississippi Power Corporate Foundation, the Mississippi Power Education Foundation and the Mississippi Power Community Connection.

While Mississippi Power's service territory was spared the devastation of a direct hit from the hurricanes, the company provided major restoration assistance to central Florida following Hurricane Charley and to Georgia following Hurricane Frances and sent two massive 450-man crews to Alabama and Florida to restore electrical service following the devastation of Hurricane Ivan.

Mississippi Power is respected throughout the utility industry for the way it conducts business. Our employees are committed to the core principles that guide our actions. SouthernStyle is our statement of what we deem important – Unquestionable Trust, Superior Performance and Total Commitment. The company is also renewing emphasis on Principle Centered-Leadership, which defines clearly how we can become an even more effective team.

Mississippi is making great strides economically, and Mississippi Power is providing leadership throughout the state, as well as in our local communities. We pledge to continue to lead the way to a brighter future and better quality of life for Mississippi and her people.

Sincerely,

Anthony J. Topazi
President and Chief Executive Officer
April 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mississippi Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Mississippi Power Company (a wholly owned subsidiary of Southern Company) as of December 31, 2004 and 2003, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Mississippi Power Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (pages 21 to 45) present fairly, in all material respects, the financial position of Mississippi Power Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2003 Mississippi Power Company changed its method of accounting for asset retirement obligations.

Deloitte & Touche LLP

Atlanta, Georgia
February 28, 2005

OVERVIEW

Business Activities

Mississippi Power Company (Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Mississippi and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of selling electricity. These factors include the Company's ability to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover costs related to growing demand and increasingly stringent environmental standards. In 2004, the Company completed a major retail rate proceeding that should help provide future earnings stability. Appropriately balancing environmental expenditures with reasonable retail rates will continue to challenge the Company for the foreseeable future.

Key Performance Indicators

The Company strives to maximize shareholder value while providing low-cost, reliable energy to more than 190,000 customers in southeast Mississippi. In recognition that the Company's long-term financial success is dependent upon how well it satisfies its customers' needs, the Company's retail base rate mechanism, the Performance Evaluation Plan (PEP), includes performance indicators that directly tie customer service indicators to the Company's allowed return. PEP measures the Company's performance on a 10 point scale as a weighted average of results in three areas: average customer price, as compared to prices of other regional utilities (weighted at 40%); service reliability, measured in outage minutes per customer (40%); and customer satisfaction, measured in surveys of residential customers (20%). The Company's PEP performance score in 2004 was 8.9 out of 10, resulting in an 89 basis point increase to the Company's retail allowed return on investment for 2005. See Note 3 to the financial statements under "Retail Regulatory Matters" for more information on PEP.

In addition to the PEP performance indicators, the Company focuses on other performance measures, including broader measures of customer satisfaction, return on equity (ROE), and peak season equivalent forced outage rate (Peak Season EFOR). ROE is the performance standard used by both the investment community and many regulatory agencies. Peak Season EFOR is a key element in the Company's price performance. It measures plant availability and efficient generation fleet operations during the months when generation needs are greatest.

Key Performance Indicator	2004 Target Performance	2004 Actual Performance
Customer Satisfaction	Top quartile in national and regional surveys	Top quartile
Peak Season EFOR	2.58%	1.05%
ROE	13.80%	14.24%

The Company's performance in 2004 reflects the focus that management places on all of these indicators, as well as the commitment shown by the Company's employees in achieving or exceeding management's expectations.

Earnings

The Company's net income after dividends on preferred stock was $76.8 million in 2004 compared to $73.5 million in 2003. The increase in 2004 resulted from increased retail base revenue and higher non-territorial energy sales. Retail base revenues grew over $3 million as a result of improving economic conditions in the service area. The increase in sales for resale to non-affiliates resulted from the additional Plant Daniel capacity available following the 2003 termination of a contract with a subsidiary of Dynegy, Inc. (Dynegy). The net income after dividends on preferred stock of $73.5 million in 2003 remained relatively flat from $73.0 million in 2002. However, operating revenues and expenses recorded by the Company in 2003 were unusually high as compared to 2002. An increase of $62 million in other electric revenues resulted from the termination of the Dynegy contract, the income effect of which was offset by a $60 million expense related to the establishment of a regulatory liability in connection with an accounting order issued by the Mississippi PSC. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

Excluding these two items, operating revenues and operating expense were lower in 2003 than in 2002 primarily due to decreased fuel revenues and lower fuel and purchased power costs. Also, milder weather in 2003 caused kilowatt-hour sales to be slightly lower than in 2002. The 2002 increase of $9.1 million in net income as compared to the prior year was primarily attributable to retail and wholesale rate increases in late 2001 and early 2002, respectively, and lower interest expense.

RESULTS OF OPERATIONS

A condensed statement of income is as follows:

	Amount	Increase (Decrease) From Prior Year		
	2004	**2004**	2003	2002
	(in thousands)			
Operating revenues	**$910,326**	**$40,402**	$45,759	$28,100
Fuel	**320,997**	**91,746**	(53,142)	4,447
Purchased power	**106,763**	**13,566**	41,864	(43,911)
Other operation and maintenance	**241,363**	**(58,755)**	68,105	41,015
Depreciation and amortization	**39,390**	**(16,310)**	(1,938)	3,561
Taxes other than income taxes	**55,572**	**1,581**	(1,527)	10,552
Total operating expenses	**764,085**	**31,828**	53,362	15,664
Operating income	**146,241**	**8,574**	(7,603)	12,436
Total other income and (expense)	**(14,942)**	**1,898**	7,525	2,008
Less -- Income taxes	**50,666**	**5,351**	(564)	5,346
Net income	**80,633**	**5,121**	486	9,098
Dividends on preferred stock	**3,832**	**1,819**	-	(28)
Net income after dividends on preferred stock	**$ 76,801**	**$ 3,302**	$ 486	$9,126

Revenues

Details of the Company's operating revenues in 2004 and the prior two years are as follows:

	Amount		
	2004	2003	2002
	(in thousands)		
Retail -- prior year	**$516,301**	$536,827	$489,153
Change in --			
Base rates	**-**	-	38,143
Sales growth	**2,530**	1,175	566
Weather	**1,025**	(1,542)	3,533
Fuel cost recovery and other	**64,457**	(20,159)	5,432
Retail -- current year	**584,313**	516,301	536,827
Sales for resale --			
Non-affiliates	**265,863**	249,986	224,275
Affiliates	**44,371**	26,723	46,314
Total sales for resale	**310,234**	276,709	270,589
Contract termination	**-**	62,111	-
Other electric operating revenues	**15,779**	14,803	16,749
Total electric operating revenues	**$910,326**	$869,924	$824,165
Percent change	**4.6%**	5.6%	3.5%

Total retail revenues for 2004 increased 13.2 percent when compared to 2003. While higher fuel costs accounted for 92 percent of this increase, sales growth, particularly in industrial customers, also contributed to the increase. Industrial sales in 2004 grew over the prior year for the first time since 2000 as most of the Company's industrial customers recovered from the recent economic downturn. Total retail revenues for 2003 decreased approximately 3.8 percent when compared to 2002 as a result of decreased fuel revenues and, to a lesser extent, decreases in kilowatt-hour energy sales due to milder than normal weather in the Company's service area and the sluggish economy. Retail revenues for 2002 increased approximately 9.7 percent when compared to 2001, primarily due to a retail rate increase which took effect in January 2002 and, to a lesser extent, higher kilowatt-hour energy sales resulting from colder winter weather. See Note 3 to the financial statements under "Retail Regulatory Matters" for additional information.

Fuel revenues generally represent the direct recovery of fuel expenses including purchased power. Therefore, changes in recoverable fuel expenses are offset with corresponding changes in fuel revenues and have no effect on net income. The fuel cost recovery and other revenues increased in 2004 when compared to 2003 as a result of an increase in fuel expenses due to consistently higher fuel prices and a slight increase in retail rates that became effective in 2004. During 2003, the fuel cost recovery and other revenues decreased $20 million compared to 2002 due to lower generation and fewer fuel purchases as a result of milder than normal weather in 2003.

Sales for resale to non-affiliates are influenced by the non-affiliate utilities' own customer demand, plant availability, and fuel costs. Included in sales for resale to non-affiliates are revenues from rural electric cooperative associations and municipalities located in southeastern Mississippi. As compared to the prior year, sales to these utilities increased 3.3 percent in 2004, remained relatively flat in 2003, and increased 8.0 percent in 2002, with the related revenues increasing 12.4 percent, 1.6 percent, and 19.8 percent, respectively. The customer demand experienced by these utilities is determined by factors very similar to those of the Company. Total revenues from sales for resale to non-affiliates increased in 2004 by $14.4 million, or 5.7 percent. This increase primarily resulted from a $32.7 million increase in related energy revenues, of which approximately $6 million was associated with increased kilowatt-hour sales and $26.7 million was associated with higher prices due to increased fuel cost in 2004. The increase was offset by an $18.3 million decrease in related capacity revenues as a result of the termination of the contract with Dynegy in 2003. Total revenues from sales for resale to non-affiliates increased in 2003 as a result of increases in average sales price per kilowatt-hour and increased kilowatt-hour sales to wholesale non-affiliate customers. Revenues from sales for resale to non-affiliates increased in 2002, primarily as the result of a new power sales contract that began in June 2001, as well as colder winter months during 2002.

Energy Sales

Energy sales to affiliated companies within the Southern Company electric system vary from year to year depending on demand and the availability and cost of generating resources at each company. These sales are made in accordance with the affiliated company interchange agreement, as approved by the Federal Energy Regulatory Commission (FERC). These sales do not have a significant impact on earnings since the energy is generally sold at marginal cost.

Kilowatt-hour (KWH) sales for 2004 and percent change by year were as follows:

	KWH	Percent Change		
	2004	**2004**	2003	2002
	(in millions)			
Residential	**2,297**	1.9%	(1.9)%	6.3%
Commercial	**2,970**	1.9	0.4	2.1
Industrial	**4,235**	3.0	(1.2)	(2.7)
Other	**40**	1.0	-	-
Total retail	**9,542**	2.4	(0.9)	0.1
Sales for Resale				
Non-Affiliated	**6,028**	2.6	9.2	7.4
Affiliated	**1,054**	48.6	(55.3)	(46.3)
Total	**16,624**	4.5	(2.8)	(5.3)

Total retail kilowatt-hour sales increased in 2004 when compared to 2003. The increase is the result of higher sales to all retail classes, particularly the industrial class, due to the effects of economic recovery in the area. Total retail kilowatt-hour sales decreased in 2003 as the result of milder weather in 2003 when compared to 2002. Total retail kilowatt-hour sales increased slightly in 2002 due to colder than average winter weather, which primarily affected residential sales. Industrial sales decreased in 2003 due to lower kilowatt-hour sales and decreased fuel costs. Industrial sales fell 2.7 percent in 2002 due to an economic downturn in the Company's service area.

The Company anticipates modest growth over the next five years due to a recovery from the national and regional economic downturn and some growth in the gaming and tourism industry. Retail sales are expected to grow at an annual average rate of approximately 1.9 percent through 2009, with increases expected in the local, state, and federal government sectors, as well as increases in shipbuilding, oil and gas production and refining, and tourism-related industries.

Expenses

In 2004, total operating expenses increased 4.3 percent to $764 million when compared to 2003. The increase is the result of increased fuel expense, as a result of increased generation and higher fuel prices. Total operating expenses were $732 million in 2003, which reflects an increase of 7.9 percent over 2002. The increase in 2003 is primarily due to $60 million in Plant Daniel capacity expense recorded in connection with an accounting order from the Mississippi PSC. See Note 3 to the financial statements under "Retail Regulatory Matters" for further information. In 2002, total operating expenses were $679 million, reflecting an increase of 2.4 percent over the prior year. The increase was due primarily to increased maintenance expense resulting from planned outages at Plant Watson and Plant Daniel as well as a full year of rental expense for Plant Daniel Units 3 and 4 and a slight increase in fuel expense.

Fuel costs are the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of fossil generating units. The amount and sources of generation, the average cost of fuel per net kilowatt-hour generated, and the average cost of purchased power were as follows:

	2004	2003	2002
Total generation (millions of kilowatt-hours)	**14,058**	12,850	15,079
Sources of generation (percent) --			
Coal	**69**	74	57
Gas	**31**	26	43
Average cost of fuel per net kilowatt-hour generated (cents) --	**2.47**	1.95	2.03
Average cost of purchased power per kilowatt-hour (cents) --	**3.28**	2.51	2.60

Fuel expense increased $92 million in 2004 as compared to 2003. Approximately $25 million of the increase was associated with increased generation and approximately $67 million of the increase was due to higher coal and gas prices. Fuel expense for 2003 decreased $53 million due to decreased generation and lower average cost of fuel. Fuel expense for 2002 increased $4 million due to a fuel hedging loss, which was approved for recovery through the fuel cost recovery clause authorized by the Mississippi PSC.

A significant upward trend in the cost of coal and natural gas has emerged since 2003, and volatility in these markets is expected to continue. Increased coal prices have been influenced by a worldwide increase in demand as a result of rapid economic growth in China as well as by increases in mining costs. Higher natural gas prices in the United States are the result of slightly lower gas supplies despite increased drilling activity. Natural gas supply interruptions, such as those caused by the 2004 hurricanes, result in an immediate market response; however, the impact of this price volatility may be reduced by imports of natural gas and liquefied natural gas. Fuel expenses generally do not affect net income since they are offset by fuel revenues under the Company's fuel cost recovery clause.

Purchased power expense increased $13.6 million, or 14.6 percent, in 2004 when compared to 2003. The increase is the result of an increase in purchases from non-affiliates. These purchases were needed to meet increased load and offset higher priced self-generation resulting from increased fuel costs. In 2003, purchased power expense increased $41.9 million, or 81.6 percent. The increase was primarily due to an increase in purchased power expense from affiliate companies. Those purchases were more economical than self generation due to the increased cost of natural gas in 2003. In 2002, purchased power expense decreased $43.9 million when compared to 2001. This decrease resulted from both lower prices and lower purchase requirements, primarily due to the commercial operation of Plant Daniel Units 3 and 4 beginning in May 2001. Energy purchases vary from year to year depending on demand and the availability and cost of the Company's generating resources. These expenses do not have a significant impact on earnings since the energy purchases are generally offset by energy revenues through the Company's fuel cost recovery clause.

Other operation expense decreased $65.7 million, or 28.6 percent, in 2004 and increased $71.7 million, or 45.3 percent, in 2003 due to approximately $11 million incurred in 2003 to restructure the lease agreement for the combined cycle generating units at Plant Daniel and $60 million in expense recorded in 2003 in connection with the recognition of a regulatory liability following an accounting order from the Mississippi PSC related to Plant Daniel capacity expense. See FINANCIAL CONDITION AND LIQUIDITY—"Off-Balance Sheet Financing Arrangements" and Notes 3 and 7 to the financial statements under "Retail Regulatory Matters" and "Operating Leases – Plant Daniel Combined Cycle

Generating Units," respectively, for additional information. In 2002, other operation expense increased $23.5 million, or 17.4 percent, primarily due to lease payments associated with the commercial operation of Plant Daniel Units 3 and 4 and higher labor related expenses.

Maintenance expense increased $7.0 million, or 9.9 percent, in 2004 as a result of higher operating hours at Plant Daniel and increased distribution line maintenance during 2004. Maintenance expense decreased $3.6 million, or 4.9 percent, in 2003 primarily resulting from a decrease of approximately 50 percent in operating hours at Plant Daniel Units 3 and 4. See Note 7 to the financial statements under "Long-Term Service Agreements" for further information. In 2002, maintenance expense increased $17.5 million, or 31.2 percent, primarily due to scheduled maintenance performed at Plant Watson and Plant Daniel.

Depreciation and amortization expense decreased $16.3 million in 2004 as compared to 2003 primarily due to $16.5 million of amortization related to a regulatory liability recorded in 2003 in connection with the Mississippi PSC's accounting order on the Plant Daniel Capacity. See Note 3 under "Retail Regulatory Matters" for additional information. In 2003, depreciation and amortization expense decreased $1.9 million compared to 2002 primarily due the amortization related to the Company's Environmental Compliance Overview Plan (ECO Plan) approved by the Mississippi PSC. In 2002, depreciation and amortization expense increased $3.6 million due to increased plant in service and due to amortization of the Company's regulatory asset related to the ECO Plan. See Note 3 to the financial statements under "Environmental Compliance Overview Plan" for further information.

In 2004, taxes other than income taxes increased 2.9 percent due to additional municipal franchise taxes, which are directly related to the increase in retail revenues. Taxes other than income taxes decreased 2.8 percent in 2003 primarily due to lower property taxes in 2003. Taxes other than income taxes increased 23.5 percent in 2002 due to an increase in property taxes related to Plant Daniel Units 3 and 4 and increased municipal franchise taxes. The decrease in total other income and expense is due to interest on long-term debt decreasing in all years presented as a result of lower interest rates on debt outstanding and lower principal amount of debt outstanding.

Effects of Inflation

The Company is subject to rate regulation based on the recovery of historical costs. In addition, the income tax laws are based on historical costs. Therefore, inflation creates an economic loss because the Company is recovering its costs of investments in dollars that have less purchasing power. While the inflation rate has been relatively low in recent years, it continues to have an adverse effect on the Company because of the large investment in utility plant with long economic lives. Conventional accounting for historical cost does not recognize this economic loss nor the partially offsetting gain that arises through financing facilities with fixed-money obligations, such as long-term debt and preferred securities. Any recognition of inflation by regulatory authorities is reflected in the rate of return allowed in the Company's approved electric rates.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located in southeastern Mississippi and wholesale customers in the Southeastern United States. Prices for electricity relating to jointly owned generating facilities, interconnecting transmission lines, and the exchange of electric power are set by the FERC. Prices for electricity provided by the Company to retail customers are set by the Mississippi PSC under cost-based regulatory principles. Retail rates and earnings are reviewed and adjusted periodically within certain limitations based on earned ROE. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements for additional information about these and other regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the challenges and risks of the Company's business of selling electricity. These factors include the ability of the Company to maintain a stable regulatory environment, to achieve energy sales growth while containing costs, and to recover costs related to growing demand and increasingly more stringent environmental standards. Future earnings in the near term will depend, in part, upon growth in energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth in the Company's service area.

Since 2001, merchant energy companies and traditional electric utilities with significant energy marketing and trading activities have come under severe financial pressures. Many of these companies have completely exited or drastically reduced all energy marketing and trading activities and sold foreign and domestic electric infrastructure assets. The Company has not experienced any material adverse financial impact regarding its limited energy trading operations through Southern Company Services (SCS).

Environmental Matters

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against Alabama Power and Georgia Power. The complaint alleged violations of the New Source Review (NSR) provisions of the Clean Air Act and related state laws at five coal-fired generating facilities in Alabama and Georgia. The civil actions request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA concurrently issued to the retail operating companies notices of violations relating to ten generating facilities, which included the five facilities mentioned previously and the Company's Plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notices of violation and to add the Company, Gulf Power, and Savannah Electric as defendants. However, in March 2001, the court denied the motion with respect to the Company and Gulf Power based on lack of jurisdiction and the EPA has not refiled. See Note 3 to the financial statements under "New Source Review Actions" for additional information.

The Company believes that it has complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in this matter could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

In December 2002 and October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act. The December 2002 revisions included changes to the regulatory exclusions and the methods of calculating emissions increases. The October 2003 regulations clarified the scope of the existing Routine Maintenance, Repair, and Replacement (RMRR) exclusion. A coalition of states and environmental organizations has filed petitions for review of these revisions with the U.S. Court of Appeals for the District of Columbia Circuit. The October 2003 RMRR rules have been stayed by the Court of Appeals pending its review of the rules. In any event, the final regulations must be adopted by the individual states in the Company's service territory in order to apply to the Company's facilities. The effect of these final regulations, related legal challenges, and potential state rulemakings cannot be determined at this time.

Carbon Dioxide Litigation

On July 21, 2004, attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed a complaint in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. A nearly identical complaint was filed by three environmental groups in the same court. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. Plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. Southern Company and the other defendants have filed motions to dismiss both lawsuits. Southern Company intends to vigorously defend against these claims. While the outcome of these matters cannot be determined at this time, an adverse judgment in either of these actions could result in substantial capital expenditures.

Environmental Statutes and Regulations

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through the Company's ECO Plan. See Note 3 to the financial statements under "Environmental Compliance Overview Plan" for additional information. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein. There is no assurance, however, that all such costs will, in fact, be recovered.

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. The Title IV acid rain provisions of the Clean Air Act, for example, required significant reductions in sulfur dioxide and nitrogen oxide emissions and resulted in total construction expenditures of approximately $65 million through 2000.

In July 1997, the EPA revised the national ambient air quality standards for ozone and particulate matter. These revisions made the standards significantly more stringent and included development of an eight-hour ozone standard, as opposed to the previous one-hour ozone standard. In the subsequent litigation of these standards, the U.S. Supreme Court found the EPA's implementation program for the new eight-hour ozone standard unlawful and remanded it to the EPA for further rulemaking. During 2003, the EPA proposed implementation rules designed to address the court's concerns. On April 30, 2004, the EPA published its eight-hour ozone nonattainment designations and a portion of the rules implementing the new eight-hour ozone standard. Areas within the Company's service area have not been designated as nonattainment under the eight-hour ozone standard.

In January 2004, the EPA issued a proposed Clean Air Interstate Rule (CAIR) to address interstate transport of ozone and fine particles. This proposed rule would require additional year-round sulfur dioxide and nitrogen oxide emission reductions from power plants in the eastern United States in two phases – in 2010 and 2015. The EPA currently plans to finalize this rule in 2005. If finalized, the rule could modify or supplant other state requirements for attainment of the fine particulate matter standard and the eight-hour ozone standard, as well as other air quality regulations. The impact of this rule on the Company will depend upon the specific requirements of the final rule and cannot be determined at this time.

The Company has developed and maintains an environmental compliance strategy for the installation of additional control technologies and the purchase of emission allowances to assure continued compliance with current sulfur dioxide and nitrogen oxide emission regulations. Additional expenses associated with these regulations are anticipated to be incurred each year to maintain current and future compliance. Because the Company's compliance strategy is impacted by factors such as changes to existing environmental laws and regulations, increases in the cost of emissions allowances, and any changes in the Company's fuel mix, future environmental compliance costs cannot be determined at this time.

Further reductions in sulfur dioxide and nitrogen oxides could also be required under the EPA's Regional Haze rules. The Regional Haze rules require states to establish Best Available Retrofit Technology (BART) standards for certain sources that contribute to regional haze and to implement emission reduction requirements that make progress toward remedying current visibility impairment in certain natural areas. The Company has a number of plants that could be subject to these rules. The EPA's Regional Haze program calls for states to submit implementation plans in 2008 that contain emission reduction strategies for implementing BART and for achieving sufficient progress toward the Clean Air Act's visibility improvement goal. In response to litigation, the EPA proposed revised rules in May 2004, which it plans to finalize in April 2005. The impact of these regulations will depend on the promulgation of final rules and implementation of those rules by the states and, therefore, it is not possible to determine the effect of these rules on the Company at this time.

In January 2004, the EPA issued proposed rules regulating mercury emissions from electric utility boilers. The proposal solicits comments on two possible approaches for the new regulations – a Maximum Achievable Control Technology approach and a cap-and-trade approach. Either approach would require significant reductions in mercury emissions from Company facilities. The regulations are scheduled to be finalized by March 2005, and compliance could be required as early as 2008. Because the regulations have not been finalized, the impact on the Company cannot be determined at this time.

Major bills to amend the Clean Air Act to impose more stringent emissions limitations on power plants including the Bush Administration's Clear Skies Act, have been re-proposed in 2005. The Clear Skies Act is expected to further limit power plant emissions of sulfur dioxide, nitrogen oxides, and mercury and to supplement the proposed CAIR and mercury regulatory programs. Other proposals to limit emissions of carbon dioxide have also been introduced. The cost impacts of such legislation would depend upon the specific requirements enacted and cannot be determined at this time.

Under the Clean Water Act, the EPA has been developing new rules aimed at reducing impingement and entrainment of fish and fish larvae at power plants' cooling water intake structures. In July 2004, the EPA published final rules that will require biological studies and, perhaps, retrofits to some intake structures at existing power plants. The impact of these new rules will depend on the results of studies and analyses performed as part of the rules' implementation and the actual limits established by the regulatory agencies.

Several major pieces of environmental legislation are periodically considered for reauthorization or amendment by Congress. These include: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; and the Endangered Species Act. Compliance with possible additional federal or state legislation or regulations related to global climate change or other environmental and health concerns could also significantly affect the Company. The impact of any new legislation, changes to existing legislation, or environmental regulations could affect many areas of the Company's operations. The full impact of any such changes cannot, however, be determined at this time.

Global Climate Issues

Domestic efforts to limit greenhouse gas emissions have been spurred by international discussions surrounding the Framework Convention on Climate Change -- and specifically the Kyoto Protocol -- which proposes constraints on the emissions of greenhouse gases for a group of industrialized countries. The Bush Administration has not supported U.S. ratification of the Kyoto Protocol or other mandatory carbon dioxide reduction legislation and, in 2002, announced a goal to reduce the greenhouse gas intensity of the U.S. – the ratio of greenhouse gas emissions to the value of U.S. economic output -- by 18 percent by 2012. A year later, the Department of Energy (DOE) announced the Climate VISION program to support this goal. Energy-intensive industries, including electricity generation are the initial focus of this program. Southern Company is leading the development of a voluntary electric utility sector climate change initiative in partnership with the government. The utility sector has pledged to reduce its greenhouse gas emissions rate by 3 to 5 percent over the next decade and, on December 13, 2004, signed a memorandum of understanding with the DOE initiating this program under Climate VISION. Because efforts under this voluntary program are just beginning, the impact of this program on the Company cannot be determined at this time.

Environmental Remediation Reserves

The Company must comply with environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may incur substantial costs to remediate properties. The Company conducts studies to determine the extent of any required remediation and has recognized in its financial statements the costs to remediate known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. The Company has received authority from the Mississippi PSC to recover approved environmental compliance costs through specific retail rate clauses. Within limits approved by the Mississippi PSC, these rates are adjusted annually. See Note 3 to the financial statements under "Environmental Remediation" for additional information.

FERC and Mississippi PSC Matters

Transmission

In December 1999, the FERC issued its final rule on Regional Transmission Organizations (RTOs). Since that time, there have been a number of additional proceedings at the FERC designed to encourage further voluntary formation of RTOs or to mandate their formation. However, at the current time, there are no active proceedings that would require Southern Company to participate in an RTO. Current FERC efforts that may potentially change the regulatory and/or operational structure of transmission include rules related to the standardization of generation interconnection, as well as an inquiry into, among other things, market power by vertically integrated utilities. See "Generation Interconnection Agreements" and "Market-Based Rate Authority" herein for additional information. The final outcome of these proceedings cannot now be determined. However, Southern Company's financial condition, results of operations, and cash flows could be adversely affected by future changes in the federal regulatory or operational structure of transmission.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to interconnection agreements. The impact of Order 2003 and its subsequent rehearings on the Company cannot be determined at this time.

Market-Based Rate Authority

The Company has obtained FERC approval to sell power to nonaffiliates at market-based prices. Through SCS, as agent, the Company also has FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate. In November 2001, the FERC modified the test it uses to consider utilities' applications to charge market-based rates and adopted a new test called the Supply Margin Assessment (SMA). The FERC applied the SMA to several utilities, including Southern Company, its retail operating companies and Southern Power and found Southern Company and others to be "pivotal suppliers" in their retail service territories and ordered the implementation of several mitigation measures. Southern Company and others sought rehearing of the FERC order, and the FERC delayed the implementation of certain mitigation measures. In April 2004, the FERC issued an order that abandoned the SMA test and adopted a new interim analysis for measuring generation market power. This new interim approach requires utilities to submit a pivotal supplier screen and a wholesale market share screen. If the applicant does not pass both screens, there will be a rebuttable presumption regarding generation market power. The FERC's order also sets forth procedures for rebutting these presumptions and addresses mitigation measures for those entities that are found to have market power. In the absence of specific mitigation measures, the order includes several cost-based mitigation measures that would apply by default. The FERC also initiated a new rulemaking proceeding that, among other things, will adopt a final methodology for assessing generation market power.

In July 2004, the FERC denied SCS's request for rehearing, along with a number of others, and reaffirmed the interim tests that it adopted in April 2004. In August 2004, Southern Company submitted a filing to FERC that included results showing that Southern Company passed the pivotal supplier screen for all markets and the wholesale market share screen for all markets except its retail service territory. Southern Company also submitted other analyses to demonstrate that it lacks generation market power. On December 17, 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within the Southern Company retail service territory. The ability to charge market-based rates in other markets is not at issue. As directed by this order, on February 15, 2005, Southern Company submitted additional information related to generation dominance in the Southern Company retail service territory. Any new market-based rate transactions in its retail service territory entered into after February 27, 2005 will be subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. Southern Company, along with other utilities, has also filed an appeal of the FERC's April and July 2004 orders with the U.S. Court of Appeals for the District of Columbia Circuit. The FERC has asked the court to dismiss the appeal on the grounds that it is premature.

In the event that the FERC's default mitigation measures are ultimately applied, the Company may be required to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

Retail Rate Filing

In May 2004, the Mississippi PSC approved the Company's request to reclassify 266 megawatts of Plant Daniel Units 3 and 4 capacity to jurisdictional cost of service effective January 1, 2004 and authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 order, as approved in the May 2004 order, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in reductions of costs in each of those years.

Other Matters

On October 22, 2004, President Bush signed the American Jobs Creation Act of 2004 (Jobs Act) into law. The Jobs Act includes a provision that allows a generation tax deduction for utilities. The Company is currently assessing the impact of the Jobs Act, including this deduction, as well as the related regulatory treatment, on its taxable income. However, the Company currently does not expect the Jobs Act to have a material impact on its financial statements.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 87, Employers' Accounting for Pensions, the Company recorded non-cash pension income, before tax, of approximately $.6 million, $1.7 million, and $2.5 million in 2004, 2003, and 2002, respectively. Future pension income is dependent on several factors including trust earnings and changes to the pension plan. The decline in pension income is expected to continue, resulting in pension expense in 2005. Postretirement benefit costs for the Company were $4.5 million, $4 million, and $3.7 million in 2004, 2003, and 2002, respectively, and are expected to continue to trend upward. A portion of pension and postretirement benefit costs is capitalized based on construction-related labor charges. Pension income or expense and postretirement benefit costs are a component of regulated rates and generally do not have a long-term effect on net income. For more information regarding pension and postretirement benefits, see Note 2 to the financial statements.

The Company is involved in various other matters being litigated and regulatory matters that could affect future earnings. See Note 3 to the financial statements for information regarding material issues.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Southern Company senior management has discussed the development and selection of the critical accounting policies and estimates described below with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Mississippi PSC and wholesale regulation by the FERC.

These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies FASB Statement No. 71, Accounting for the Effects of Certain Types of Regulation, which requires the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of Statement No. 71 has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and records reserves for those matters where a loss is considered probable and reasonably estimable in accordance with generally accepted accounting principles. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, and other environmental matters.
- Changes in existing income tax regulations or changes in Internal Revenue Service interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of existing matters through the legislative process, the court systems, or the EPA.

Unbilled Revenues

Revenues related to the sale of electricity are recorded when electricity is delivered to customers. However, the determination of kilowatt-hour (KWH) sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, power delivery volume, and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Plant Daniel Operating Lease

As discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Units," the Company leases a 1,064 megawatt natural gas combined cycle facility at Plant

Daniel (Facility) from Juniper Capital L.P. (Juniper). For both accounting and rate recovery purposes, this transaction is treated as an operating lease, which means that the related obligations under this agreement are not reflected in the balance sheets. See FINANCIAL CONDITION AND LIQUIDITY – "Off-Balance Sheet Financing Arrangements" herein for further information. The operating lease determination was based on assumptions and estimates related to the following:

- Fair market value of the Facility at lease inception.
- The Company's incremental borrowing rate.
- Timing of debt payments and the related amortization of the initial acquisition cost during the initial lease term.
- Residual value of the Facility at the end of the lease term.
- Estimated economic life of the Facility.
- Juniper's status as a voting interest entity.

The determination of operating lease treatment was made at the inception of the lease agreement and is not subject to change unless subsequent changes are made to the agreement. However, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," the Company also is required to monitor Juniper's ongoing status as a voting interest entity. Changes in that status could require the Company to consolidate the Facility's assets and the related debt and to record interest and depreciation expense of approximately $37 million annually, rather than annual lease expense of approximately $29 million.

New Accounting Standards

On March 31, 2004, the Company prospectively adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," which requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. The adoption of FASB Interpretation No. 46R had no impact on the Company's net income. However, as a result of the adoption, the Company deconsolidated a certain wholly-owned trust established to issue preferred securities since the Company does not meet the definition of primary beneficiary established by FASB Interpretation No. 46R. See Note 1 to the financial statements under "Variable Interest Entities" for additional information.

In the third quarter 2004, the Company prospectively adopted FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation (APBO) and future cost of service for postretirement medical plans. The effect of the subsidy reduced the Company's expenses for the six months ended December 31, 2004 by approximately $.5 million and is expected to have a similar impact on future expenses. The subsidy's impact on the postretirement medical plan APBO was a reduction of approximately $8 million. However, the ultimate impact on future periods is subject to final interpretation of the federal regulations which were published on January 21, 2005. See Note 2 to the financial statements under "Postretirement Benefits" for additional information.

FASB Statement No. 123R, "Share-Based Payment," was issued in December 2004. This statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. For the Company, this statement is effective beginning on July 1, 2005. Although the compensation expense required under the revised statement differs slightly, the impacts on the financial statements are expected to be similar to the pro forma disclosures included in Note 1 to the financial statements under "Stock Options."

See FUTURE EARNINGS POTENTIAL – "Other Matters" herein for information regarding the adoption of new tax legislation. In December 2004, the FASB issued FSP 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004, which requires that the generation deduction be accounted for as a special tax deduction rather than as a tax rate reduction. The Company is currently assessing the Jobs Act and this pronouncement, as well as the related regulatory treatment, but currently does not expect a material impact on the Company's financial statements.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition continued to be strong at December 31, 2004. Net cash flow from operating activities totaled $119 million, $183 million, and $193 million for 2004, 2003, and 2002, respectively. The $64 million decrease for 2004 was primarily due to additional cash received in 2003 related to the termination of the Dynegy contract.

Other significant balance sheet changes from 2003 to 2004 include $78.6 million in property, plant, and equipment additions, $80 million decrease in long-term securities due within one year, $40 million increase in long-term debt, $16.5 million reduction in deferred credit associated with Plant Daniel capacity regulatory liabilities. See "Financing Activities" herein and the statements of cash flows for additional information.

The Company's ratio of common equity to total capitalization, excluding long-term debt due within one year, decreased from 66.4 percent in 2003 to 63.7 percent at December 31, 2004.

Sources of Capital

The Company plans to obtain the funds required for construction and other purposes, including compliance with environmental regulations, from sources similar to those used in the past. In recent years, financings primarily have utilized unsecured debt and preferred securities. However, the type and timing of any future financings—if needed—will depend on market conditions and regulatory approval.

The issuance of securities by the Company is subject to regulatory approval by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Additionally, with respect to the public offering of securities, the Company must file registration statements with the SEC under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the SEC, as well as the amounts registered under the 1933 Act, are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company has no restrictions on the amounts of unsecured indebtedness it may incur. However, the Company is required to meet certain coverage requirements specified in its mortgage indenture and corporate charter to issue new first mortgage bonds and preferred stock. The Company's coverage ratios are high enough to permit, at present interest rate levels, any foreseeable security sales. The amount of securities which the Company will be permitted to issue in the future will depend upon market conditions and other factors prevailing at that time.

The Company obtains financing separately without credit support from any affiliate. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company. In accordance with the PUHCA, most loans between affiliated companies must be approved in advance by the SEC.

To meet short-term cash needs and contingencies, the Company has various internal and external sources of liquidity. At the beginning of 2005, the Company had approximately $6.9 million of cash and cash equivalents and $100.5 million of unused credit arrangements with banks. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper and extendible commercial notes at the request and for the benefit of the Company and the other Southern Company retail operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from such issuances for the benefit of any other operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. At December 31, 2004, the Company had no outstanding commercial paper or extendible commercial notes.

Financing Activities

During 2004, the Company continued a program to retire higher-cost securities and replace them with lower-cost capital. See the statements of cash flows for further details..

In March 2004, the Company issued $40 million of Series F Floating Rate Senior Notes due March 9, 2009. The proceeds from this sale, along with other monies of the Company, were used to repay at maturity $80 million aggregate principal amount of the Company's Series D Floating Rate Senior Notes due March 12, 2004.

In April 2004, the Company issued 1,200,000 Depositary Shares ($30 million aggregate stated capital), each representing one-fourth of a share of 5.25% Series Preferred Stock, cumulative, par value $100 per share. The proceeds from this sale were primarily used to redeem various issues of higher cost preferred stock and the remainder was used for general corporate purposes.

Off-Balance Sheet Financing Arrangements

In June 2003 the Company entered into a restructured lease agreement for the Facility with Juniper, as discussed in Note 7 to the financial statements under "Operating Leases – Plant Daniel Combined Cycle Generating Plant." Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. The Company does not consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. Accordingly, the lease is not reflected in the balance sheets.

The initial lease term ends in 2011, and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $369 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease also provides for a residual value guarantee -- approximately 73 percent of the acquisition cost -- by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. The Company is party to certain derivative agreements that could require collateral and/or accelerated payment in the event of a credit rating change to below investment grade. These agreements are primarily for natural gas price risk management activities. At December 31, 2004, the Company's exposure related to these agreements was not material.

Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures, the Company nets the exposures to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Company policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques that include, but are not limited to, market valuation and sensitivity analysis.

The Company does not currently hedge interest rate risk. The weighted average interest rate on variable long-term debt at January 1, 2005 was 2.27 percent. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $1.2 million at January 1, 2005. The Company is not aware of any facts or circumstances that would significantly affect such exposures in the near term. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. At January 1, 2005, exposure from these activities was not material to the Company's financial statements.

In addition, at the instruction of the Mississippi PSC, the Company has implemented a fuel-hedging program. At December 31, 2004, exposure from these activities was not material to the Company's financial statements.

The change in fair value of energy contracts and year-end valuations are as follows:

	Change in Fair Value	
	2004	2003
	(in thousands)	
Contracts beginning of year	**$ 2,470**	$12,864
Contracts realized or settled	**(9,181)**	(17,210)
Current period changes (a)	**7,600**	6,816
Contracts end of year	**$ 889**	$ 2,470

(a) Current period changes also include the changes in fair value of new contracts entered into during the period.

Source of Year-End Valuation Prices			
	Total	Maturity	
	Fair Value	Year 1	2-3 Years
	(in thousands)		
Actively quoted	$ 1,046	$ 564	$ 482
External sources	(157)	(157)	-
Models and other methods	-	-	-
Contracts end of year	$ 889	$ 407	$ 482

These contracts are related primarily to fuel hedging programs under which unrealized gains and losses from mark to market adjustments are recorded as regulatory assets and liabilities. Realized gains and losses from these programs are included in fuel expense and are recovered through the Company's energy cost management clause.

Gains and losses on forward contracts for the sale of electricity that do not represent hedges are recognized in the statements of income as incurred. For the years ended December 31, 2004, 2003, and 2002, these amounts were not material.

At December 31, 2004, the fair value of derivative energy contracts was reflected in the financial statements as follows:

	Amounts
	(in thousands)
Regulatory liabilities, net	**$ 1,361**
Other comprehensive income	**(481)**
Net income	**9**
Total fair value	**$ 889**

Unrealized pre-tax gains and losses recognized in income were not material for any year presented. The Company is exposed to market price risk in the event of nonperformance by counterparties to the derivative energy contracts. The Company's policy is to enter into agreements with counterparties that have investment grade credit ratings by Moody's and Standard & Poor's or with counterparties who have posted collateral to cover potential credit exposure. Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. See Notes 1 and 6 to the financial statements under "Financial Instruments" for additional information.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $88 million for 2005, $95 million for 2006, and $90 million for 2007. Environmental expenditures included in these amounts are $6.3 million, $15.6 million, and $16.2 million for 2005, 2006, and 2007, respectively. Actual construction costs may vary from this estimate because of changes in such factors as: business conditions; environmental regulations; FERC rules and transmission regulations; load projections; the cost and efficiency of construction labor, equipment, and materials; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt and preferred securities, as well as the related interest, preferred stock dividends, leases, and other purchase commitments are as follows. See Notes 1, 6, and 7 to the financial statements for additional information.

Contractual Obligations

	2005	2006-2007	2008-2009	After 2009	Total
			(in thousands)		
Long-term debt and preferred securities [a] --					
Principal	$ -	$ -	$ 40,000	$238,777	$ 278,777
Interest	12,514	25,028	25,028	267,616	330,186
Preferred stock dividends [b]	1,733	3,466	3,466	-	8,665
Operating leases	31,353	62,386	61,255	62,926	217,920
Purchase commitments [c]					
Capital [d]	87,754	185,591	-	-	273,345
Coal	250,420	99,184	-	-	349,604
Natural Gas [e]	109,676	126,434	11,876	48,207	296,193
Long-term service agreements	12,953	24,849	23,219	103,808	164,829
Post retirement benefit trust [f]	260	520	-	-	780
Total	$506,663	$ 527,458	$164,844	$721,334	$1,920,299

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2005, as reflected in the statements of capitalization.

(b) Preferred stock does not mature; therefore, amounts are provided for the next five years only.

(c) The Company generally does not enter into non-cancelable commitments for other operation and maintenance expenditures. Total other operation and maintenance expenses for the last three years were $241 million, $300 million, and $232 million, respectively.

(d) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures. At December 31, 2004, significant purchase commitments were outstanding in connection with the construction program.

(e) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2004.

(f) The Company forecasts postretirement trust contributions over a three-year period. No contributions related to the Company's pension trust are currently expected during this period. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2004 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, retail sales growth, environmental regulations and expenditures, the Company's projections for postretirement benefit trust contributions and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by in the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, and also changes in environmental, tax, and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings or inquiries;
- the effects, extent and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity and gas, including those relating to weather, the general economy and population, and business growth (and declines);
- available sources and costs of fuels;
- ability to control costs;
- investment performance of the Company's employee benefit plans;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due;
- the ability to obtain new short- and long-term contracts with neighboring utilities;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents similar to the August 2003 power outage in the Northeast;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.

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STATEMENTS OF INCOME

For the Years Ended December 31, 2004, 2003, and 2002

Mississippi Power Company 2004 Annual Report

	2004	2003	2002
		(in thousands)	
Operating Revenues:			
Retail sales	**$584,313**	$516,301	$536,827
Sales for resale --			
Non-affiliates	**265,863**	249,986	224,275
Affiliates	**44,371**	26,723	46,314
Contract termination	**-**	62,111	-
Other revenues	**15,779**	14,803	16,749
Total operating revenues	**910,326**	869,924	824,165
Operating Expenses:			
Fuel	**320,997**	229,251	282,393
Purchased power --			
Non-affiliates	**33,528**	18,523	18,550
Affiliates	**73,235**	74,674	32,783
Other operations --			
Plant Daniel capacity	**-**	60,300	-
Other	**164,362**	169,775	158,354
Maintenance	**77,001**	70,043	73,659
Depreciation and amortization	**39,390**	55,700	57,638
Taxes other than income taxes	**55,572**	53,991	55,518
Total operating expenses	**764,085**	732,257	678,895
Operating Income	**146,241**	137,667	145,270
Other Income and (Expense):			
Interest income	**777**	617	655
Interest expense	**(11,776)**	(14,369)	(18,650)
Interest expense to affiliate trust	**(1,948)**	-	-
Distributions on mandatorily redeemable preferred securities	**(630)**	(2,520)	(3,016)
Other income (expense), net	**(1,365)**	(568)	(3,354)
Total other income and (expense)	**(14,942)**	(16,840)	(24,365)
Earnings Before Income Taxes	**131,299**	120,827	120,905
Income taxes	**50,666**	45,315	45,879
Net Income	**80,633**	75,512	75,026
Dividends on Preferred Stock	**3,832**	2,013	2,013
Net Income After Dividends on Preferred Stock	**$ 76,801**	$ 73,499	$ 73,013

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2003, and 2002

Mississippi Power Company 2004 Annual Report

	2004	2003	2002
		(in thousands)	
Operating Activities:			
Net income	**$ 80,633**	$ 75,512	$ 75,026
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization	**60,260**	60,226	61,930
Deferred income taxes and investment tax credits, net	**44,424**	(7,632)	(3,404)
Plant Daniel capacity	**(16,508)**	60,300	-
Pension, postretirement, and other employee benefits	**(1,084)**	(1,014)	730
Tax benefit of stock options	**1,532**	2,323	1,826
Other, net	**(1,700)**	1,402	2,017
Changes in certain current assets and liabilities --			
Receivables, net	**(26,373)**	21,043	6,120
Fossil fuel stock	**5,528**	2,070	4,186
Materials and supplies	**(3,768)**	(1,607)	1,160
Other current assets	**1,401**	1,169	(13,346)
Accounts payable	**(5,555)**	(20,602)	18,487
Accrued taxes	**151**	(8,976)	3,160
Accrued compensation	**82**	(2,568)	5,570
Over recovered regulatory clause revenues	**(25,761)**	694	22,384
Other current liabilities	**6,052**	3,264	6,816
Net cash provided from operating activities	**119,314**	185,604	192,662
Investing Activities:			
Gross property additions	**(70,063)**	(69,345)	(67,460)
Cost of removal net of salvage	**(3,189)**	(5,811)	(9,987)
Other	**(2,826)**	(4,203)	(3,471)
Net cash used for investing activities	**(76,078)**	(79,359)	(80,918)
Financing Activities:			
Decrease in notes payable, net	-	-	(15,973)
Proceeds --			
Pollution control bonds	-	-	42,625
Senior notes	**40,000**	90,000	80,000
Mandatorily redeemable preferred securities	-	-	35,000
Preferred stock	**30,000**	-	-
Capital contributions from parent company	**1,791**	4,912	16,198
Redemptions --			
First mortgage bonds	-	(33,350)	(650)
Pollution control bonds	-	(850)	(42,645)
Senior notes	**(80,000)**	(86,628)	(80,550)
Mandatorily redeemable preferred securities	-	-	(35,000)
Preferred stock	**(28,388)**	-	-
Payment of preferred stock dividends	**(1,829)**	(2,013)	(2,013)
Payment of common stock dividends	**(66,200)**	(66,000)	(63,500)
Other	**(785)**	(5,891)	(1,491)
Net cash used for financing activities	**(105,411)**	(99,820)	(67,999)
Net Change in Cash and Cash Equivalents	**(62,175)**	6,425	43,745
Cash and Cash Equivalents at Beginning of Period	**69,120**	62,695	18,950
Cash and Cash Equivalents at End of Period	**$ 6,945**	$ 69,120	$ 62,695
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest	**$12,084**	$17,334	$17,743
Income taxes (net of refunds)	**6,654**	60,618	50,240

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

At December 31, 2004 and 2003

Mississippi Power Company 2004 Annual Report

Assets	2004	2003
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 6,945**	$ 69,120
Receivables --		
Customer accounts receivable	**32,978**	30,514
Unbilled revenues	**20,803**	19,278
Under recovered regulatory clause revenues	**32,499**	14,607
Other accounts and notes receivable	**8,881**	8,088
Affiliated companies	**15,769**	12,160
Accumulated provision for uncollectible accounts	**(774)**	(897)
Fossil fuel stock, at average cost	**19,704**	25,233
Vacation pay	**6,125**	5,766
Materials and supplies, at average cost	**27,438**	23,670
Assets from risk management activities	**4,471**	2,672
Prepaid income taxes	**5,814**	27,415
Prepaid expenses	**3,423**	4,518
Other	**3,193**	766
Total current assets	**187,269**	242,910
Property, Plant, and Equipment:		
In service	**1,882,542**	1,841,667
Less accumulated provision for depreciation	**697,862**	679,939
	1,184,680	1,161,728
Construction work in progress	**27,961**	25,844
Total property, plant, and equipment	**1,212,641**	1,187,572
Other Property and Investments	**7,272**	4,404
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**10,668**	11,358
Prepaid pension costs	**19,158**	18,167
Unamortized debt issuance expense	**6,955**	6,993
Unamortized loss on reacquired debt	**9,437**	10,201
Prepaid rent	**12,874**	14,758
Other	**12,839**	14,811
Total deferred charges and other assets	**71,931**	76,288
Total Assets	**$1,479,113**	$1,511,174

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2004 and 2003
Mississippi Power Company 2004 Annual Report

Liabilities and Stockholder's Equity	**2004**	2003
		(in thousands)
Current Liabilities:		
Securities due within one year	$ -	$ 80,000
Accounts payable --		
Affiliated	**19,568**	21,259
Other	**52,688**	44,494
Customer deposits	**9,053**	11,863
Accrued taxes --		
Income taxes	**396**	1,696
Other	**44,285**	42,834
Accrued interest	**1,731**	1,669
Accrued vacation pay	**6,125**	5,766
Accrued compensation	**23,913**	23,832
Regulatory clauses over recovery	**5,356**	31,118
Plant Daniel capacity	**25,125**	-
Other	**18,196**	14,394
Total current liabilities	**206,436**	278,925
Long-term Debt (See accompanying statements)	**242,498**	202,488
Long-term Debt Payable to Affiliated Trust (See accompanying statements)	**36,082**	-
Mandatorily Redeemable Preferred Securities (See accompanying statements)	**-**	35,000
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**167,345**	142,088
Deferred credits related to income taxes	**20,261**	22,327
Accumulated deferred investment tax credits	**18,654**	19,841
Employee benefit obligations	**57,275**	54,830
Plant Daniel lease guarantee obligation, at fair value	**10,990**	14,758
Plant Daniel capacity	**18,667**	60,300
Other cost of removal obligations	**76,228**	73,378
Miscellaneous regulatory liabilities	**9,522**	7,595
Other	**36,538**	35,346
Total deferred credits and other liabilities	**415,480**	430,463
Total Liabilities	**900,496**	946,876
Preferred Stock (See accompanying statements)	**32,780**	31,809
Common Stockholder's Equity (See accompanying statements)	**545,837**	532,489
Total Liabilities and Stockholder's Equity	**$1,479,113**	$1,511,174
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION

At December 31, 2004 and 2003

Mississippi Power Company 2004 Annual Report

	2004	2003	**2004**	2003
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
First mortgage bonds -- 6.875% due 2025	**$ 30,000**	$ 30,000		
Long-term notes payable --				
5.625% due May 1, 2033	**90,000**	90,000		
Adjustable rates (2.76% at 1/1/05) due 2009	**40,000**	80,000		
Total long-term notes payable	**130,000**	170,000		
Other long-term debt --				
Pollution control revenue bonds -- non-collateralized:				
Variable rates (1.85% to 2.25% at 1/1/05) due 2020-2028	**82,695**	82,695		
Unamortized debt premium (discount), net	**(197)**	(207)		
Total long-term debt (annual interest requirement -- $9.9 million)	**242,498**	282,488		
Less amount due within one year	**-**	80,000		
Long-term debt excluding amount due within one year	**242,498**	202,488	**28.3%**	25.2%
Long-term Debt Payable to Affiliated Trust:				
7.20% due 2041 (annual interest requirement -- $2.6 million)	**36,082**	-	**4.2**	0.0
Mandatorily Redeemable Preferred Securities:				
$25 liquidation value -- 7.20% due 2041	**-**	35,000	**0.0**	4.4
Cumulative Preferred Stock:				
$100 par value				
4.40% to 7.00% (annual dividend requirement -- $1.7 million)	**32,780**	31,809	**3.8**	4.0
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized - 1,130,000 shares				
Outstanding - 1,121,000 shares in 2004 and 2003	**37,691**	37,691		
Paid-in capital	**295,837**	292,841		
Retained earnings	**215,893**	203,419		
Accumulated other comprehensive income (loss)	**(3,584)**	(1,462)		
Total common stockholder's equity	**545,837**	532,489	**63.7**	66.4
Total Capitalization	**$857,197**	$801,786	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2004, 2003, and 2002
Mississippi Power Company 2004 Annual Report

	Common Stock	Paid-In Capital	Retained Earnings	Other Comprehensive Income (loss)	Total
			(in thousands)		
Balance at December 31, 2001	$37,691	$267,582	$186,407	$ -	$491,680
Net income after dividends on preferred stock	-	-	73,013	-	73,013
Capital contributions from parent company	-	18,024	-	-	18,024
Other comprehensive income (loss)	-	-	-	(1,264)	(1,264)
Cash dividends on common stock	-	-	(63,500)	-	(63,500)
Balance at December 31, 2002	37,691	285,606	195,920	(1,264)	517,953
Net income after dividends on preferred stock	-	-	73,499	-	73,499
Capital contributions from parent company	-	7,235	-	-	7,235
Other comprehensive income (loss)	-	-	-	(198)	(198)
Cash dividends on common stock	-	-	(66,000)	-	(66,000)
Balance at December 31, 2003	**37,691**	**292,841**	**203,419**	**(1,462)**	**532,489**
Net income after dividends on preferred stock	**-**	**-**	**76,801**	**-**	**76,801**
Capital contributions from parent company	**-**	**3,323**	**-**	**-**	**3,323**
Other comprehensive income (loss)	**-**	**-**	**-**	**(2,122)**	**(2,122)**
Cash dividends on common stock	**-**	**-**	**(66,200)**	**-**	**(66,200)**
Other	**-**	**(327)**	**1,873**	**-**	**1,546**
Balance at December 31, 2004	**$37,691**	**$295,837**	**$215,893**	**$(3,584)**	**$545,837**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2004, 2003, and 2002
Mississippi Power Company 2004 Annual Report

	2004	2003	2002
Net income after dividends on preferred stock	**$76,801**	$73,499	$73,013
Other comprehensive income (loss):			
Change in additional minimum pension liability, net of tax of $(1,131), $(123) and $(783), respectively	**(1,825)**	(198)	(1,264)
Change in fair value of marketable securities, net of tax of $49	**80**	-	-
Changes in fair value of qualifying hedges, net of tax of $(184)	**(297)**	-	-
Less: Reclassification adjustment for amounts included in net income, net of tax of $(49)	**(80)**	-	-
Total other comprehensive income (loss)	**(2,122)**	(198)	(1,264)
Comprehensive Income	**$74,679**	$73,301	$71,749

The accompanying notes are an integral part of these financial statements.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mississippi Power Company (Company) is a wholly owned subsidiary of Southern Company, which is the parent company of five retail operating companies, Southern Power Company (Southern Power), Southern Company Services (SCS), Southern Communications Services (SouthernLINC Wireless), Southern Company Gas (Southern Company GAS), Southern Company Holdings (Southern Holdings), Southern Nuclear Operating Company (Southern Nuclear), Southern Telecom, and other direct and indirect subsidiaries. The retail operating companies - Alabama Power, Georgia Power, Gulf Power, the Company, and Savannah Electric - provide electric service in four Southeastern states. The Company operates as a vertically integrated utility providing service to retail customers in Southwest Mississippi and to wholesale customers in the Southeast. Southern Power constructs, owns, and manages Southern Company's competitive generation assets and sells electricity at market-based rates in the wholesale market. Contracts among the retail operating companies and Southern Power - related to jointly owned generating facilities, interconnecting transmission lines, or the exchange of electric power - are regulated by the Federal Energy Regulatory Commission (FERC) and/or the Securities and Exchange Commission (SEC). SCS, the system service company, provides, at cost, specialized services to Southern Company and subsidiary companies. SouthernLINC Wireless provides digital wireless communications services to the retail operating companies and also markets these services to the public within the Southeast. Southern Telecom provides fiber cable services within the Southeast. Southern Company GAS is a competitive retail natural gas marketer serving customers in Georgia. Southern Holdings is an intermediate holding subsidiary for Southern Company's investments in synthetic fuels and leveraged leases and various other energy related businesses. Southern Nuclear operates and provides services to Southern Company's nuclear power plants.

The equity method is used for subsidiaries which are variable interest entities and for which the Company is not the primary beneficiary. Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation.

Southern Company is registered as a holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Both Southern Company and its subsidiaries, including the Company, are subject to the regulatory provisions of PUHCA. The Company is also subject to regulation by the FERC and the Mississippi Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, and other services with respect to business and operations and power pool transactions. Costs for these services amounted to $45.3 million, $46.1 million, and $43.8 million during 2004, 2003, and 2002, respectively. Cost allocation methodologies used by SCS are approved by the SEC, and management believes they are reasonable.

The Company has an agreement with Alabama Power under which the Company owns a portion of Greene County Steam Plant. Alabama Power operates Greene County Steam Plant, and the Company reimburses Alabama Power for its proportionate share of all associated expenditures and costs. The Company reimbursed Alabama Power for the Company's proportionate share of related expenses which totaled $7.2 million, $6.6 million, and $6.4 million in 2004, 2003, and 2002, respectively. The Company also has an agreement with Gulf Power under which Gulf Power owns a portion of Plant Daniel. The Company operates Plant Daniel, and Gulf Power reimburses the Company for its proportionate share of all associated expenditures and costs. Gulf Power reimbursed the Company for Gulf Power's proportionate share of related expenses which totaled $17.8 million, $17.7 million, and $16.6 million in 2004,

2003, and 2002, respectively. See Notes 4 and 5 for additional information on certain deferred tax liabilities payable to affiliates.

The retail operating companies (including the Company), Southern Power, and Southern Company GAS may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS, as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements.

Revenues

Energy and other revenues are recognized as services are rendered. Capacity revenues from long-term contracts are recognized at the lesser of the levelized amount or the amount billable under the contract over the respective contract period. Unbilled revenues are accrued at the end of each fiscal period. The Company's retail and wholesale rates include provisions to adjust billings for fluctuations in fuel costs, fuel hedging, the energy component of purchased power costs, and certain other costs. Retail rates also include provisions to adjust billings for fluctuations in costs for ad valorem taxes and certain qualifying environmental costs. Revenues are adjusted for differences between the actual recoverable costs and amounts billed in current regulated rates.

The Company has a diversified base of customers. For the year ended December 31, 2004 and December 31, 2002, no single customer or industry accounted for 10 percent or more of revenue. However, for the year ended December 31, 2003, Dynegy, Inc. (Dynegy) accounted for approximately 14.8 percent of revenues as a result of non-recurring contract termination revenues. For all periods presented, uncollectible accounts continued to average less than 1 percent of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense includes the cost of purchased emission allowances as they are used.

Income Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average lives of the related property.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Financial Accounting Standards Board (FASB) Statement No. 71, Accounting for the Effects of Certain Types of Regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the balance sheets at December 31 relate to:

	2004	2003	Note
	(in thousands)		
Deferred income tax charges	**$ 11,358**	$ 12,125	(a)
Property tax	**11,199**	12,210	(b)
Vacation pay	**6,125**	5,766	(c)
Loss on reacquired debt	**9,437**	10,201	(d)
Loss on redeemed preferred stock	**1,086**	-	(e)
Fuel-hedging asset	**2,666**	-	(f)
Asset retirement obligations	**1,398**	689	(a)
Property damage reserve	**(5,034)**	(6,796)	(g)
Deferred income tax credits	**(21,789)**	(22,719)	(a)
Other cost of removal obligations	**(76,228)**	(73,378)	(a)
Plant Daniel capacity	**(43,792)**	(60,300)	(h)
Fuel-hedging liabilities	**(4,027)**	(4,164)	(f)
Other liabilities	**(142)**	(330)	(g)
Total	**$(107,743)**	$(126,696)	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Asset retirement and removal liabilities are recorded, deferred income tax assets are recovered and deferred tax liabilities are amortized over the related property lives, which may range up to fifty years. Asset retirement and removal liabilities will be settled and trued up following completion of the related activities.

(b) Recovered through the ad valorem tax adjustment clause over a 12-month period beginning in April of the following year.

(c) Recorded as earned by employees and recovered as paid, generally within one year.

(d) Recovered over the remaining life of the original issue or, if refinanced, over the life of the new issue, which may range up to fifty years.

(e) Amortized over a period beginning in 2004 that is not to exceed seven years.

(f) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed two years. Upon final settlement, costs are recovered through the Energy Cost Management clause (ECM).

(g) Recorded and recovered or amortized as approved by the Mississippi PSC.

(h) Amortized over a four-year period ending in 2007.

In the event that a portion of the Company's operations is no longer subject to the provisions of FASB Statement No. 71, the Company would be required to write off related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair value. All regulatory assets and liabilities are to be currently reflected in rates.

Depreciation and Amortization

Depreciation of the original cost of plant in service is provided primarily by using composite straight-line rates, which approximated 3.4 percent in each of 2004, 2003, and 2002. When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its cost - together with the cost of removal, less salvage - is charged to the accumulated depreciation provision. Minor items of property included in the original cost of the plant are retired when the related property unit is retired. Depreciation expense includes an amount for the expected cost of removal of facilities.

In December 2003, the Mississippi PSC issued an interim accounting order directing the Company to expense and record a regulatory liability of $60.3 million while it considered the Company's request to include 266 megawatts of Plant Daniel Units 3 and 4 generating capacity in jurisdictional cost of service. In May 2004, the Mississippi PSC approved the Company's request effective January 1, 2004 and ordered the Company to amortize the regulatory liability previously established to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007.

Asset Retirement Obligations and Other Costs of Removal

Effective January 1, 2003, the Company adopted FASB Statement No.143, Accounting for Asset Retirement Obligations. Statement No. 143 establishes new accounting and reporting standards for legal obligations associated with the ultimate cost of retiring long-lived assets. The present value of the ultimate cost for an asset's future retirement is recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. Although Statement No. 143 does not permit the continued accrual of future retirement costs for long-lived assets that the Company does not have a legal obligation to retire, the Company has received accounting guidance from the Mississippi PSC allowing such treatment. Accordingly, the accumulated removal costs for other obligations previously accrued will continue to be reflected on the balance sheets as a regulatory liability. Therefore, the Company had no cumulative effect to net income resulting from the adoption of Statement No. 143.

The Company has retirement obligations related to various landfill sites, ash ponds, and underground storage tanks. The Company has also identified retirement obligations related to certain transmission and distribution facilities. However, liabilities for the removal of these transmission and distribution assets have not been recorded because no reasonable estimate can be made regarding the timing of the obligations. The Company will continue to recognize in the statements of income allowed removal costs in accordance with its regulatory treatment. Any difference between costs recognized under Statement No. 143 and those reflected in rates are recognized as either a regulatory asset or liability and are reflected in the balance sheets.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2004	2003
	(in millions)	
Balance, beginning of year	$ 2.5	$ -
Liabilities incurred	-	2.4
Liabilities settled	-	-
Accretion	0.2	0.1
Cash flow revisions	2.8	-
Balance, end of year	$ 5.5	$ 2.5

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the cost of funds used during construction, if applicable. The cost of replacements of property -- exclusive of minor items of property -- is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense except for the cost of maintenance of coal cars and a portion of the railway track maintenance costs, which are charged to fuel stock and recovered through the Company's fuel clause.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the asset and recording a loss for the amount of the carrying value that is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell in order to determine if an impairment provision is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Environmental Cost Recovery

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties. The Company has authority from the Mississippi PSC to recover approved environmental compliance costs through retail rates.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average cost of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed or used.

Stock Options

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. The Company currently accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized because the exercise price of all options granted equaled the fair-market value of Southern Company's common stock on the date of grant. When options are exercised, the Company receives a capital contribution from Southern Company equivalent to the related income tax benefit.

The pro forma impact of fair-value accounting for options granted on earnings is as follows:

Net Income	As Reported	Pro Forma
	(in thousands)	
2004	**$76,801**	**$76,033**
2003	$73,499	$72,680
2002	$73,013	$72,186

The estimated fair values of stock options granted in 2004, 2003, and 2002 were derived using the Black-Scholes stock option pricing model. The following table shows the assumptions and the weighted average fair values of stock options:

	2004	2003	2002
Interest rate	**3.1%**	2.7%	2.8%
Average expected life of stock options (in years)	**5.0**	4.3	4.3
Expected volatility of common stock	**19.6%**	23.6%	26.3%
Expected annual dividends on common stock	**$1.40**	$1.37	$1.34
Weighted average fair value of stock options granted	**$3.29**	$3.59	$3.37

Financial Instruments

The Company uses derivative financial instruments to limit exposure to the prices of certain fuel purchases and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets or liabilities as appropriate until the hedged transactions occur. Any ineffectiveness is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income.

The Mississippi PSC has approved the Company's request to implement an Energy Cost Management clause (ECM) which, among other things, allows the Company to utilize financial instruments to hedge its fuel commitments. Changes in the fair value of these financial instruments are recorded as regulatory assets or liabilities. Amounts paid or received as a result of financial settlement of these instruments are classified as fuel expense and are included in the ECM factor applied to customer billings. The Company's jurisdictional wholesale customers have a similar ECM mechanism, which has been approved by the Federal Energy Regulatory Commission (FERC).

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Other financial instruments for which the carrying amount did not equal the fair value at December 31 were as follows:

	Carrying Amount	Fair Value
	(in thousands)	
Long-term debt:		
At December 31, 2004	**$278,580**	**$282,884**
At December 31, 2003	$282,488	$286,250
Preferred securities:		
At December 31, 2004	**$ -**	**$ -**
At December 31, 2003	$ 35,000	$ 37,170,

The fair values were based on either closing market price or closing price of comparable instruments. See "Variable Interest Entities" herein and Note 6 under "Mandatorily Redeemable Preferred Securities/Long-Term Debt Payable to Affiliated Trust" for further information.

Provision for Property Damage

The Company carries insurance for the cost of certain types of damage to generation plants and general property. However, the Company is self-insured for the cost of storm, fire, and other uninsured casualty damage to its property, including transmission and distribution facilities. As permitted by the Mississippi PSC and the FERC, the Company accrues for the cost of such damage through an annual expense accrual credited to a regulatory liability account. The cost of repairing actual damage resulting from such events that individually exceed $50,000 is charged to the reserve. The annual accruals may range from $1.5 million to $4.6 million with a maximum reserve totaling $23 million. The Company accrued $4.6 million in 2004, $2.5 million in 2003, and $1.8 million in 2002. As of December 31, 2004, the accumulated provision amounted to $5 million.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges and marketable securities and changes in additional minimum pension liability, less income taxes, and reclassifications for amounts included in net income.

Variable Interest Entities

On March 31, 2004, the Company prospectively adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," which requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. The adoption of Interpretation No. 46R had no impact on the net income of the Company. However, as a result of the adoption, the Company deconsolidated a wholly-owned trust established to issue preferred securities since the Company is not the primary beneficiary of the trust. Therefore, the investments in this trust are reflected as Other Investments and the related loan from the trust are reflected as Long-term Debt Payable to Affiliated Trust on the balance sheets. This treatment resulted in a $1 million increase in both total assets and total liabilities as of December 31, 2004.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with Employee Retirement Income Security Act of 1974, as amended (ERISA), requirements. No contributions to the plan are expected for the year ending December 31, 2005. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated employees. The Company provides certain medical care and life insurance benefits for retired employees. Benefits under these non-qualified plans are funded on a cash basis. In addition, trusts are funded to the extent required by the Mississippi PSC and the FERC. For the year ending December 31, 2005, postretirement trust contributions are expected to total approximately $260,000.

The measurement date for plan assets and obligations is September 30 of each year.

Pension Plans

The accumulated benefit obligation for the pension plans was $211 million and $188 million for 2004 and 2003, respectively. Changes during the year in the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets were as follows:

	Projected Benefit Obligations	
	2004	2003
	(in thousands)	
Balance at beginning of year	**$207,689**	$186,443
Service cost	**6,153**	5,607
Interest cost	**12,249**	11,964
Benefits paid	**(10,564)**	(9,317)
Actuarial loss and employee transfers	**16,342**	12,992
Amendments	**789**	-
Balance at end of year	**$232,658**	$207,689

	Plan Assets	
	2004	2003
	(in thousands)	
Balance at beginning of year	**$210,285**	$188,839
Actual return on plan assets	**20,419**	30,024
Benefits paid	**(8,985)**	(8,512)
Employee transfers	**824**	(66)
Balance at end of year	**$222,543**	$210,285

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2004**	2003
Domestic equity	37%	**36%**	37%
International equity	20	**20**	20
Fixed income	26	**26**	24
Real estate	10	**10**	11
Private equity	7	**8**	8
Total	100%	**100%**	100%

The reconciliations of the funded status with the accrued pension costs recognized in the balance sheets were as follows:

	2004	2003
	(in thousands)	
Funded status	**$(10,115)**	$ 2,596
Unrecognized transition obligation	**(1,090)**	(1,635)
Unrecognized prior service cost	**14,423**	15,004
Unrecognized net gain (loss)	**8,315**	(5,507)
Prepaid pension asset, net	**$ 11,533**	$10,458

The prepaid asset, net is reflected in the balance sheets in the following line items:

	2004	2003
	(in thousands)	
Prepaid pension asset	**$19,158**	$18,167
Employee benefit obligations	**(15,394)**	(11,839)
Other property and investment-other	**2,445**	1,762
Accumulated other comprehensive income	**5,324**	2,368
Prepaid pension, net	**$11,533**	$10,458

Components of the pension plans' net periodic cost were as follows:

	2004	2003	2002
	(in thousands)		
Service cost	**$ 6,153**	$ 5,607	$5,259
Interest cost	**12,249**	11,965	12,674
Expected return on plan assets	**(18,325)**	(18,329)	(18,380)
Recognized net gain (loss)	**865**	(1,847)	(2,654)
Net amortization	**(361)**	862	650
Net pension income (expense)	**$ 581**	$(1,742)	$(2,451)

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2004, estimated benefit payments were as follows:

	2004
	(in thousands)
2005	$10,216
2006	10,372
2007	10,483
2008	10,645
2009	11,108
2010 to 2014	$65,913

Postretirement Benefits

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows:

	Accumulated Benefit Obligations	
	2004	2003
	(in thousands)	
Balance at beginning of year	**$72,186**	$61,168
Service cost	**1,330**	1,149
Interest cost	**4,015**	3,897
Benefits paid	**(3,364)**	(2,813)
Actuarial (gain) loss	**1,268**	8,785
Plan amendments	**-**	-
Balance at end of year	**$75,435**	$72,186

	Plan Assets	
	2004	2003
	(in thousands)	
Balance at beginning of year	**$18,185**	$16,078
Actual return on plan assets	**1,868**	1,979
Employer contributions	**3,494**	2,941
Benefits paid	**(3,364)**	(2,813)
Balance at end of year	**$20,183**	$18,185

Postretirement benefits plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity, as described in the table below. Derivative instruments are used primarily as hedging tools but may also be used to gain efficient exposure to the various asset classes. The Company primarily minimizes the risk of large losses through diversification but also monitors and manages other aspects of risk.

		Plan Assets	
	Target	**2004**	2003
Domestic equity	27%	**27%**	27%
International equity	15	**15**	15
Fixed income	45	**45**	45
Real estate	8	**8**	8
Private equity	5	**5**	5
Total	100%	**100%**	100%

The accrued postretirement costs recognized in the balance sheets were as follows:

	Accrued Costs	
	2004	2003
	(in thousands)	
Funded status	**$(55,253)**	$(54,001)
Unrecognized transition obligation	**2,889**	3,235
Unrecognized prior service cost	**1,504**	1,610
Unrecognized net gain	**19,211**	18,503
Fourth quarter contributions	**779**	926
Accrued liability recognized in the Balance Sheets	**$(30,870)**	$(29,727)

Components of the postretirement plans' net periodic cost were as follows:

	Net Periodic Costs		
	2004	2003	2002
	(in thousands)		
Service cost	**$1,330**	$1,149	$ 959
Interest cost	**4,015**	3,898	3,781
Expected return on plan assets	**(1,716)**	(1,598)	(1,514)
Transition obligation	**346**	346	346
Prior service cost	**106**	106	106
Recognized net loss	**408**	116	-
Net postretirement cost	**$4,489**	$4,017	$3,678

In the third quarter 2004, the Company prospectively adopted FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation (APBO) and future cost of service for postretirement medical plan. The effect of the subsidy reduced the Company's expenses for the six months ended December 31, 2004 by approximately $.5 million and is expected to have a similar impact on future expenses. The subsidy's impact on the postretirement medical plan APBO was a reduction of approximately $8 million. However, the ultimate impact on future periods is subject to federal regulations governing the subsidy created in the Medicare Act which are being finalized.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the accumulated benefit obligation for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	Subsidy Receipts	Total
	(in thousands)		
2005	$ 3,264	$ -	$ 3,264
2006	3,588	(422)	3,166
2007	3,937	(465)	3,472
2008	4,170	(503)	3,667
2009	4,561	(547)	4,014
2010 to 2014	$27,802	$(3,371)	$24,431

The weighted average rates assumed in the actuarial calculations for both the pension and postretirement benefits plans were as follows:

	2004	2003	2002
Discount	**5.75%**	6.00%	6.50%
Annual salary increase	**3.50**	3.75	4.00
Long-term return on plan assets	**8.50**	8.50	8.50

The Company determined the long-term rate of return based on historical asset class returns and current market conditions, taking into account the diversification benefits of investing in multiple asset classes.

An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 11.0 percent for 2004, decreasing gradually to 5.0 percent through the year 2012, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2004 as follows:

	1 Percent	
	Increase	Decrease
	(in thousands)	
Benefit obligation	**$6,456**	**$5,109**
Service and interest costs	**340**	**299**

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. Total matching contributions made to the plan for 2004, 2003, and 2002 were $2.8 million, $2.7 million, and $2.6 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment. Litigation over environmental issues and claims of various types, including property damage, personal injury, and citizen enforcement of environmental requirements, has increased generally throughout the United States. In particular, personal injury claims for damages caused by alleged exposure to hazardous materials have become more frequent. The ultimate outcome of such litigation against the Company cannot be predicted at this time; however, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against Alabama Power and Georgia Power alleging violations of the New Source Review (NSR) provisions of the Clean Air Act and related state laws at five coal-fired generating facilities. The EPA concurrently issued to each of the retail operating companies notices of violation relating to 10 generating facilities, which included the five facilities mentioned previously and the Company's Plants Watson and Greene County. In early 2000, the EPA filed a motion to amend its complaint to add the violations alleged in its notices of violation and to add Gulf Power, the Company, and Savannah Electric as defendants.

The U.S. District Court for the Northern District of Georgia subsequently granted Alabama Power's motion to dismiss and denied the EPA's motion to add the Company and Gulf Power for lack of jurisdiction in Georgia. In

March 2001, the court granted the EPA's motion to add Savannah Electric as a defendant. As directed by the court, the EPA refiled its amended complaint limiting claims to those brought against Georgia Power and Savannah Electric. In addition, the EPA refiled its claims against Alabama Power in the U.S. District Court for the Northern District of Alabama. These civil complaints allege violations with respect to eight coal-fired generating facilities in Alabama and Georgia, and they request penalties and injunctive relief, including an order requiring the installation of the best available control technology at the affected units. The EPA has not refiled against Gulf Power or the Company.

The actions against Alabama Power, Georgia Power, and Savannah Electric were effectively stayed in the spring of 2001 during the appeal of a similar NSR enforcement action against the Tennessee Valley Authority (TVA) before the U.S. Court of Appeals for the Eleventh Circuit. In June 2003, the Court of Appeals issued its ruling in the TVA case, dismissing the appeal for reasons unrelated to the issues in the cases pending against Alabama Power, Georgia Power, and Savannah Electric. In May 2004, the U.S. Supreme Court denied the EPA's petition for review of the case. In June 2004, the U.S. District Court for the Northern District of Alabama lifted the stay in the action against Alabama Power, placing the case back onto the court's active docket. At this time, no party to the case against Georgia Power and Savannah Electric has sought to reopen that case, which remains administratively closed in the U.S. District Court for the Northern District of Georgia.

Since the inception of the NSR proceedings against Alabama Power, Georgia Power, and Savannah Electric, the EPA has also been proceeding with similar NSR enforcement actions against other utilities, involving many of the same legal issues. In each case, the EPA alleged that the utilities failed to comply with the NSR permitting requirements when performing maintenance and construction activities at coal-burning plants, which activities the utilities considered to be routine or otherwise not subject to NSR. District courts addressing these cases have, to date, issued opinions that reached conflicting conclusions.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $32,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in any one of these cases could require substantial capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. This could affect future results of operations, cash flows, and possibly financial condition if such costs are not recovered through regulated rates.

In December 2002 and October 2003, the EPA issued final revisions to its NSR regulations under the Clean Air Act. The December 2002 revisions included changes to the regulatory exclusions and the methods of calculating emissions increases. The October 2003 regulations clarified the scope of the existing Routine Maintenance, Repair, and Replacement (RMRR) exclusion. A coalition of states and environmental organizations has filed petitions for review of these revisions with the U.S. Court of Appeals for the District of Columbia Circuit. The October 2003 RMRR rules have been stayed by the Court of Appeals pending its review of the rules. In any event, the final regulations must be adopted by the individual states in the Company's service territory to apply to the Company's facilities. The effect of these final regulations, related legal challenges, and potential state rulemakings cannot be determined at this time.

Generation Interconnection Agreements

In July 2003, the FERC issued its final rule on the standardization of generation interconnection agreements and procedures (Order 2003). Order 2003 shifts much of the financial burden of new transmission investment from the generator to the transmission provider. The FERC has indicated that Order 2003, which was effective January 20, 2004, is to be applied prospectively to interconnection agreements. The impact of Order 2003 and its subsequent rehearings on the Company and the final results of these matters cannot be determined at this time.

Market-Based Rate Authority

The Company has obtained FERC approval to sell power to nonaffiliates at market-based prices. Through SCS, as agent, the Company also has FERC authority to make short-term opportunity sales at market rates. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate. In November 2001, the FERC modified the test it uses to consider utilities' applications to charge market-based rates and adopted a new test called the Supply Margin Assessment (SMA). The FERC applied the SMA to several utilities, including Southern Company, the retail operating companies, and Southern Power, and found Southern Company and others to be "pivotal suppliers" in their retail service territories and ordered the implementation of several mitigation measures. Southern Company and others sought rehearing of the FERC order, and the FERC delayed the implementation of certain mitigation measures. In April 2004, the FERC issued an order that abandoned the SMA test and adopted a new interim analysis for measuring generation market power. This new interim approach requires utilities to submit a pivotal supplier screen and a wholesale market share screen. If the applicant does not pass both screens, there will be a rebuttable presumption regarding generation market power. The FERC's order also sets forth procedures for rebutting these presumptions and addresses mitigation measures for those entities that are found to have market power. In the absence of specific mitigation measures, the order includes several cost-based mitigation measures that would apply by default. The FERC also initiated a new rulemaking proceeding that, among other things, will adopt a final methodology for assessing generation market power.

In July 2004, the FERC denied Southern Company's request for rehearing, along with a number of others, and reaffirmed the interim tests that it adopted in April 2004. In August 2004, Southern Company submitted a filing to the FERC which included results showing that Southern Company passed the pivotal supplier screen for all markets and the wholesale market share screen for all markets except its retail service territory. Southern Company also submitted other analyses to demonstrate that it lacks generation market power. On December 17, 2004, the FERC initiated a proceeding to assess Southern Company's generation dominance within the Southern Company retail service territory. The ability to charge market-based rates in other markets is not at issue. As directed by this order, Southern Company submitted additional information on February 15, 2005 related to generation dominance in the Southern Company retail service territory. Any new market-based rate transactions in the Southern Company retail service territory entered into after February 27, 2005 will be subject to refund to the level of the default cost-based rates, pending the outcome of the proceeding. Southern Company, along with other utilities, has also filed an appeal of the FERC's April and July 2004 orders with the U.S. Court of Appeals for the District of Columbia Circuit. The FERC has asked the court to dismiss the appeal on the grounds that it is premature.

In the event that the FERC's default mitigation measures are ultimately applied, the Company may be required to charge cost-based rates for certain wholesale sales in the Southern Company retail service territory, which may be lower than negotiated market-based rates. The final outcome of this matter will depend on the form in which the final methodology for assessing generation market power and mitigation rules may be ultimately adopted and cannot be determined at this time.

Right of Way Litigation

Southern Company and certain of its subsidiaries, including the Company, Georgia Power, Gulf Power, and Southern Telecom, have been named as defendants in numerous lawsuits brought by landowners since 2001. The plaintiffs' lawsuits claim that defendants may not use, or sublease to third parties, some or all of the fiber optic communications lines on the rights of way that cross the plaintiffs' properties and that such actions exceed the easements or other property rights held by defendants. The Company has entered into an agreement with approximately one-third of the plaintiffs in the actions pending against the Company to clarify the Company's easement rights in the State of Mississippi. This agreement has been approved by the Circuit Court of Harrison County, Mississippi (First Judicial District) and dismissals of the related cases are in progress. The remaining plaintiffs assert claims for, among other things, trespass and unjust enrichment, and seek compensatory and punitive damages and injunctive relief. Management of the Company believes that the Company has complied with applicable laws and that the plaintiffs' claims are without merit. An adverse outcome in these matters could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

In addition, in late 2001, certain subsidiaries of Southern Company, including Alabama Power, Georgia Power, Gulf Power, the Company, Savannah Electric, and Southern Telecom, were named as defendants in a lawsuit brought by a telecommunications company that uses certain of the defendants' rights of way. This lawsuit alleges, among other things, that the defendants are contractually obligated to indemnify, defend, and hold harmless the telecommunications company from any liability that may be assessed against it in pending and future right of way litigation. The Company believes that the plaintiff's claims are without merit. In the fall of 2004, the trial court stayed the case until resolution of the underlying landowner litigation discussed above. On January 12, 2005, the Georgia Court of Appeals dismissed the telecommunications company's appeal of the trial court's order for lack of jurisdiction. An adverse outcome in this matter, combined with an adverse outcome against the telecommunications company in one or more of the right of way lawsuits, could result in substantial judgments; however, the final outcome of these matters cannot now be determined.

Retail Regulatory Matters

The Company's retail base rates are set under Performance Evaluation Plan (PEP), a rate plan approved by the Mississippi PSC. PEP was designed with the objective that PEP would reduce the impact of rate changes on the customer and provide incentives for the Company to keep customer prices low and customer satisfaction and reliability high. PEP is a mechanism for rate adjustments based on three indicators: price, customer satisfaction, and service reliability.

In May 2004, the Mississippi PSC approved the Company's request to modify certain portions of its PEP and to reclassify, to jurisdictional cost of service the 266 megawatts of Plant Daniel Units 3 and 4 capacity, effective January 1, 2004. The Mississippi PSC authorized the Company to include the related costs and revenue credits in jurisdictional rate base, cost of service, and revenue requirement calculations for purposes of retail rate recovery. The Company is amortizing the regulatory liability established pursuant to the Mississippi PSC's interim December 2003 accounting order, as approved in the May 2004 order, to earnings as follows: $16.5 million in 2004, $25.1 million in 2005, $13.0 million in 2006, and $5.7 million in 2007, resulting in increases to earnings in each of those years.

In addition, the Mississippi PSC also approved the Company's requested changes to PEP, including the use of a forward-looking test year, with appropriate oversight; annual, rather than semi-annual, filings; and certain changes to the performance indicator mechanisms. Rate changes will be limited to four percent of retail revenues annually under the revised PEP. The Mississippi PSC will review all aspects of PEP in 2007. PEP will remain in effect until the Mississippi PSC modifies, suspends, or terminates the plan. In December 2004, the Company filed its PEP for the projected 2005 test period. The results from the 2005 filing did not necessitate any change in rates.

Environmental Compliance Overview Plan

The Company's Environmental Compliance Overview (ECO) Plan establishes procedures to facilitate the Mississippi PSC's overview of the Company's environmental strategy and provides for recovery of costs (including cost of capital) associated with environmental projects approved by the Mississippi PSC. Under the ECO Plan, any increase in the annual revenue requirement is limited to two percent of retail revenues. However, the ECO Plan also provides for carryover of any amount over the two percent limit into the next year's revenue requirement. The Company conducts studies, when possible, to determine the extent of any required environmental remediation. Should such remediation be determined to be probable, reasonable estimates of costs to clean up such sites are developed and recognized in the financial statements. In accordance with the Mississippi PSC order, the Company recovers such costs under the ECO Plan as they are incurred. The Company's 2004 ECO Plan filing was approved, as filed, by the Mississippi PSC on March 15, 2004, and resulted in a slight decrease in rates effective April 2004.

Environmental Remediation

In 2003, the Texas Commission on Environmental Quality (TCEQ) designated the Company as a potentially responsible party at a site in Texas. The site was owned by an electric transformer company that handled the Company's transformers as well as those of many other entities. The site owner is now in bankruptcy and the State of Texas has entered into an agreement with the Company and several other utilities to investigate and remediate the site. Amounts expensed during 2003 and 2004 related to this work were not material. Hundreds of entities have received notices from the TCEQ requesting their participation in the anticipated site remediation. The final outcome of this matter to the Company will depend upon further environmental assessment and the ultimate number of potentially responsible parties and cannot now be determined. The remediation expenses incurred by the

Company are expected to be recovered through the Company's ECO Plan.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own, as tenants in common, Units 1 and 2 with a total capacity of 500 megawatts at Greene County Steam Plant, which is located in Alabama and operated by Alabama Power. Additionally, the Company and Gulf Power, own as tenants in common, Units 1 and 2 with a total capacity of 1,000 megawatts at Plant Daniel, which is located in Mississippi and operated by the Company.

At December 31, 2004, the Company's percentage ownership and investment in these jointly owned facilities were as follows:

Generating Plant	Percent Ownership	Company's Gross Investment	Accumulated Depreciation
		(in thousands)	
Greene County Units 1 and 2	40%	$73,397	$38,396
Daniel Units 1 and 2	50%	$251,702	$123,934

The Company's proportionate share of plant operating expenses is included in the statements of income.

5. INCOME TAXES

Southern Company and its subsidiaries file a consolidated federal income tax return. Under a joint consolidated income tax allocation agreement, as required by the PUHCA, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if they filed a separate income tax return. In accordance with Internal Revenue Service regulations, each company is jointly and severally liable for the tax liability.

In 2004, in order to avoid the loss of certain federal income tax credits related to the production of synthetic fuel, Southern Company chose to defer certain deductions otherwise available to the subsidiaries. The cash flow benefit associated with the utilization of the tax credits was allocated to the subsidiary that otherwise would have claimed the available deductions on a separate company basis without the deferral. This allocation concurrently reduced the tax benefit of the credits allocated to those subsidiaries that generated the credits. As the deferred expenses are deducted, the benefit of the tax credits will be repaid to the subsidiaries that generated the tax credits. The Company has recorded $3.6 million payable to these subsidiaries in "Accumulated Deferred Income Taxes" on the balance sheets.

At December 31, 2004, the tax-related regulatory assets and liabilities were $11.4 million and $21.8 million, respectively. These assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. These liabilities are attributable to deferred taxes previously recognized at rates higher than current enacted tax law and to unamortized investment tax credits.

Details of the federal and state income tax provisions are shown below:

	2004	2003	2002
		(in thousands)	
Total provision for income taxes:			
Federal --			
Current	**$ 3,700**	$46,116	$42,603
Deferred	**40,350**	(6,166)	(3,122)
	44,050	39,950	39,481
State --			
Current	**2,542**	7,761	6,680
Deferred	**4,074**	(2,396)	(282)
	6,616	5,365	6,398
Total	**$50,666**	$45,315	$45,879

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2004	2003
	(in thousands)	
Deferred tax liabilities:		
Accelerated depreciation	**$183,692**	$168,373
Basis differences	**7,014**	7,487
Other	**63,414**	46,689
Total	**254,120**	222,549
Deferred tax assets:		
Other property basis differences	**14,095**	15,067
Pension and other benefits	**12,198**	10,722
Property insurance	**3,928**	2,599
Unbilled fuel	**5,953**	5,593
Other	**53,886**	68,257
Total	**90,060**	102,238
Total deferred tax liabilities, net	**164,060**	120,311
Portion included in prepaid (accrued) income taxes, net	**3,285**	21,777
Accumulated deferred income taxes in the balance sheets	**$167,345**	$142,088

In accordance with regulatory requirements, deferred investment tax credits are amortized over the lives of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $1.2 million in each year presented. At December 31, 2004, all investment tax credits available to reduce federal income taxes payable had been utilized.

The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. federal statutory rate to earnings before income taxes and preferred dividends as a result of the following:

	2004	2003	2002
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**3.3**	2.9	3.4
Non-deductible book depreciation	**0.4**	0.4	0.5
Other	**(0.1)**	(0.8)	(1.0)
Effective income tax rate	**38.6%**	37.5%	37.9%

6. FINANCING

Mandatorily Redeemable Preferred Securities/ Long-Term Debt Payable to Affiliated Trust

The Company has formed a wholly-owned trust subsidiary for the purpose of issuing preferred securities. The proceeds of the related equity investment and preferred security sale were loaned back to the Company through the issuance of junior subordinated notes totaling $36 million, which constitute substantially all assets of the trust and are reflected on the balance sheets as Long-term Debt Payable to Affiliated Trust. The Company considers that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the trust's payment obligations with respect to these securities. At December 31, 2004, preferred securities of $35 million were outstanding. See Note 1 under "Variable Interest Entities" for additional information on the accounting treatment for the trust and the related securities.

Pollution Control Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for authorities to meet principal and interest requirements of such bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2004 was $82.7 million.

Long-Term Debt Due Within One Year

A summary of the improvement fund requirements and scheduled maturities and redemptions of long-term debt due within one year at December 31 is as follows:

	2004	2003
	(in thousands)	
Bond improvement fund requirement	**$ 300**	$ 300
Less: Portion to be satisfied by certifying property additions	**300**	300
Cash sinking fund requirement	-	-
Current portion of other long-term debt	-	80,000
Pollution control bond cash sinking fund requirements	-	-
Total	$ -	$80,000

The first mortgage bond improvement fund requirement is one percent of each outstanding series authenticated under the mortgage indenture of the Company prior to January 1 of each year, other than first mortgage bonds issued as collateral security for certain pollution control obligations. The requirement must be satisfied by June 1 of each year by depositing cash, reacquiring bonds, or by pledging additional property equal to 1 and 2/3 times such requirement.

Assets Subject to Lien

The Company's mortgage indenture dated as of September 1, 1941, as amended and supplemented, which secures the first mortgage bonds issued by the Company, constitutes a direct first lien on substantially all of the Company's fixed property and franchises.

There are no agreements or other arrangements among the affiliated companies under which the assets of one company have been pledged or otherwise made available to satisfy obligations of Southern Company or any of its subsidiaries.

Bank Credit Arrangements

At the beginning of 2005, the Company had total committed credit agreements with banks for approximately $100.5 million, all of which were unused. These credit arrangements expire in 2005. The Company expects to renew its credit facilities, as needed, prior to expiration. Some of these agreements allow short-term borrowings to be converted into term loans, payable in eight equal quarterly installments, with the first installment due at the end of the first calendar quarter after the applicable termination date or at an earlier date at the Company's option.

In connection with these credit arrangements, the Company agrees to pay commitment fees based on the unused portions of the commitments or to maintain compensating balances with the banks. Commitment fees are less than 1/8 of 1 percent for the Company. Compensating balances are not legally restricted from withdrawal.

This $100.5 million in unused credit arrangements provides required liquidity support to the Company's borrowings through a commercial paper program. At December 31, 2004, the Company had no outstanding commercial paper or extendible commercial notes. During 2004, the peak amount outstanding for commercial paper was $59.9 million and the average amount outstanding was $21.5 million. The average annual interest rate on commercial paper was 1.30 percent in 2004. The credit arrangements also provide support to the Company's variable daily rate tax-exempt pollution control bonds.

Financial Instruments

The Company enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company has implemented fuel-hedging programs with the approval of the Mississippi PSC. The Company enters into hedges of forward electricity sales. There was no material ineffectiveness recorded in earnings in 2004 and 2003.

At December 31, 2004, the fair value of derivative energy contracts was reflected in the financial statements as follows:

	Amounts
	(in thousands)
Regulatory liabilities, net	**$ 1,361**
Other comprehensive income	**(481)**
Net income	**9**
Total fair value	**$ 889**

The fair value gains or losses for cash flow hedges are recorded as regulatory assets and liabilities if they are recoverable through the regulatory clauses, otherwise they are recorded in other comprehensive income, and are recognized in earnings at the same time the hedged items affect earnings. For the year 2005, approximately $0.5 million of pre-tax losses are expected to be reclassified from other comprehensive income to fuel expense. The Company has energy-related hedges in place up to and including 2007.

Common Stock Dividend Restrictions

The Company's first mortgage bond indenture and the corporate charter contain various common stock dividend restrictions. At December 31, 2004, approximately $118 million of retained earnings was restricted against the payment of cash dividends on common stock under the most restrictive terms of the mortgage indenture or corporate charter.

In accordance with the PUHCA, the Company is also restricted from paying common dividends from paid-in capital without SEC approval.

7. COMMITMENTS

Construction Program

The Company is engaged in continuous construction programs, currently estimated to total $88 million in 2005, $95 million in 2006, and $90 million in 2007. The construction program is subject to periodic review and revision, and actual construction costs may vary from the above estimates because of numerous factors. These factors include changes in business conditions; acquisition of additional generation assets; revised load growth estimates; changes in environmental regulations; changes in FERC rules and transmission regulations; increasing costs of labor, equipment and materials; and cost of capital. At December 31, 2004, significant purchase commitments were outstanding in connection with the construction program. The Company has no generating plants under construction. Capital improvements to generating, transmission, and distribution facilities – including those to meet environmental standards – will continue.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the leased combined cycle units at Plant Daniel. In summary, the LTSA stipulates that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, the LTSA is in effect through two major inspection cycles of the units. Scheduled payments to GE are made monthly based on estimated operating hours of the units and are recognized as expense based on actual hours of operation. The Company has recognized $9 million, $6 million, and $11 million for 2004, 2003, and 2002, respectively, which is included in maintenance expense in the statements of income. Remaining payments to GE under this agreement are currently estimated to total $160 million over the next 13 years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company also has entered into a LTSA with ABB Power Generation Inc. (ABB) for the purpose of securing maintenance support for its Chevron Unit 5 combustion turbine plant. In summary, the LTSA stipulates that ABB will perform all planned maintenance on the covered equipment, which includes the cost of all labor and materials. ABB is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles. Scheduled payments to ABB are made at various intervals based on actual operating hours of the unit. Payments to ABB under this agreement are currently estimated to total $4.9 million over the remaining term of the agreement, which is approximately two years. However, the LTSA contains various cancellation provisions at the option of the Company. Payments made to ABB prior to the performance of any planned maintenance are recorded as a prepayment in the balance sheets. Inspection costs are capitalized or charged to expense based on the nature of the work performed.

Fuel Commitments

To supply a portion of the fuel requirements of the generating plants, the Company has entered into various long-term commitments for the procurement of fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for carbon dioxide emission allowances. Natural gas purchase commitments contain given volumes with prices based on various indices at the time of delivery. Amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2004. Total estimated minimum long-term obligations at December 31, 2004 were as follows:

Year	Natural Gas	Coal
	(in thousands)	
2005	$109,676	$250,420
2006	78,730	71,768
2007	47,704	27,416
2008	5,938	-
2009	5,938	-
2010 and there after	48,207	-
Total commitments	$296,193	$349,604

Additional commitments for fuel will be required to supply the Company's future needs.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and all of the other Southern Company retail operating companies, Southern Power, and Southern Company GAS. Under these agreements, each of the retail operating companies, Southern Power, and Southern Company GAS may be jointly and severally liable. The creditworthiness of Southern Power and Southern Company GAS is currently inferior to the creditworthiness of the retail operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other operating companies to insure they will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power or Southern Company GAS as a contracting party under these agreements.

Operating Leases

Railcar Leases

In 1989, the Company and Gulf Power jointly entered into a twenty-two year operating lease agreement for the use of 495 aluminum railcars. In 1994, a second lease agreement for the use of 250 additional aluminum railcars was also entered into for twenty-two years. The Company has the option to purchase the 745 railcars at the greater of lease termination value or fair market value, or to renew the leases at the end of the lease term. In 2004, the Company entered into a three-year operating lease agreement for the use of 120 aluminum railcars. All of these leases are for the transport of coal to Plant Daniel.

Gulf Power, as joint owner of Plant Daniel Units 1 and 2, is responsible for one half of the lease costs. The Company's share (50%) of the leases, charged to fuel stock and recovered through the ECM, was $1.9 million annually in 2004, 2003, and 2002. The Company's annual lease payments for 2005 through 2009 will average approximately $2.3 million and after 2009, lease payments total in aggregate approximately $6.2 million.

Plant Daniel Combined Cycle Generating Units

In May 2001, the Company began the initial 10-year term of the lease agreement for a 1,064 megawatt natural gas combined cycle generating facility built at Plant Daniel (Facility). The Company entered into this transaction during a period when retail access was under review by the Mississippi PSC. The lease arrangement provided a lower cost alternative to its cost based rate regulated customers than a traditional rate base asset. See Note 3 under "Retail Regulatory Matters" for a description of PEP, the Company's formula rate plan.

In 2003, the Facility was acquired by Juniper Capital L.P. (Juniper), whose partners are unaffiliated with the Company. Simultaneously, Juniper entered into a restructured lease agreement with the Company. Juniper has also entered into leases with other parties unrelated to the Company. The assets leased by the Company comprise less than 50 percent of Juniper's assets. The Company is not required to consolidate the leased assets and related liabilities, and the lease with Juniper is considered an operating lease. The lease agreement is treated as an operating lease for accounting purposes, as well as for both retail and wholesale rate recovery purposes. For income tax purposes, the Company retains tax ownership. The initial lease term ends in 2011 and the lease includes a purchase and renewal option based on the cost of the Facility at the inception of the lease, which was $369 million. The Company is required to amortize approximately four percent of the initial acquisition cost over the initial lease term. Eighteen months prior to the end of the initial lease, the Company may elect to renew for 10 years. If the lease is renewed, the agreement calls for the Company to amortize an additional 17 percent of the initial completion cost over the renewal period. Upon termination of the lease, at the Company's option, it may either exercise its purchase option or the Facility can be sold to a third party.

The lease provides for a residual value guarantee -- approximately 73 percent of the acquisition cost -- by the Company that is due upon termination of the lease in the event that the Company does not renew the lease or purchase the Facility and that the fair market value is less than the unamortized cost of the Facility. A liability of approximately $13 million for the fair market value of this residual value guarantee is included in the balance sheets. In 2003, approximately $11 million in lease termination costs and were included in other operation expense. Lease expenses were $27 million, $26 million, and $26 million in 2004, 2003, and 2002, respectively.

The Company estimates that its annual amount of future minimum operating lease payments under this arrangement, exclusive of any payment related to the residual value guarantee, as of December 31, 2004, are as follows:

Year	Lease Payments
	(in thousands)
2005	$ 28,931
2006	28,824
2007	28,718
2008	28,616
2009	28,504
2010 and thereafter	56,688
Total commitments	$200,281

8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2004, 266 current and former employees of the Company participated in the stock option plan. The maximum number of shares of Southern Company common stock that may be issued under this plan may not exceed 55 million. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. Activity from 2002 to 2004 for the options granted to the Company's employees under the stock option plan is summarized below:

	Shares Subject To Option	Average Option Price Per Share
Balance at December 31, 2001	1,322,666	$17.54
Options granted	375,553	25.26
Options canceled	(4,248)	23.52
Options exercised	(209,962)	14.83
Balance at December 31, 2002	1,484,009	19.86
Options granted	336,450	27.98
Options canceled	(2,882)	24.64
Options exercised	(269,753)	16.35
Balance at December 31, 2003	1,547,824	22.23
Options granted	309,043	29.50
Options canceled	(1,395)	19.87
Options exercised	(260,061)	17.00
Balance at December 31, 2004	**1,595,411**	**$24.49**

Options exercisable:	
At December 31, 2002	625,585
At December 31, 2003	794,374
At December 31, 2004	1,019,627

The following table summarizes information about options outstanding at December 31, 2004:

	Dollar Price Range of Options		
	13-20	20-26	26-32
Outstanding:			
Shares (in thousands)	360,368	595,638	639,405
Average remaining life (in years)	5.6	6.8	8.6
Average exercise price	$17.70	$24.07	$28.71
Exercisable:			
Shares (in thousands)	360,368	497,176	162,083
Average exercise price	$17.70	$23.84	$28.18

9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for 2004 and 2003 are as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends On Preferred Stock
		(in thousands)	
March 2004	**$209,728**	**$31,600**	**$17,319**
June 2004	**232,785**	**43,290**	**21,891**
September 2004	**258,564**	**61,744**	**35,581**
December 2004	**209,249**	**9,607**	**2,010**
March 2003	$193,886	$39,750	$21,396
June 2003	264,360	90,386	53,059
September 2003	227,814	58,317	34,387
December 2003	183,864	(50,786)	(35,343)

The Company's business is influenced by seasonal weather conditions. During the second quarter of 2003, the Company recorded $62 million of contract termination revenues, as a result of the termination of a contract with a subsidiary of Dynegy. During the fourth quarter of 2003, the Company recorded a $60 million expense related to the establishment of a regulatory liability in connection with an accounting order issued by the Mississippi PSC. See Note 3 under "Retail Regulatory Matters" for additional information.

SELECTED FINANCIAL AND OPERATING DATA 2000-2004
Mississippi Power Company 2004 Annual Report

	2004	2003	2002	2001	2000
Operating Revenues (in thousands)	**$910,326**	$869,924	$824,165	$796,065	$687,602
Net Income after Dividends on Preferred Stock (in thousands)	**$76,801**	$73,499	$73,013	$63,887	$54,972
Cash Dividends on Common Stock (in thousands)	**$66,200**	$66,000	$63,500	$50,200	$54,700
Return on Average Common Equity (percent)	**14.24**	13.99	14.46	14.25	13.80
Total Assets (in thousands)	**$1,479,113**	$1,511,174	$1,482,040	$1,411,050	$1,341,470
Gross Property Additions (in thousands)	**$70,063**	$69,345	$67,460	$61,193	$81,211
Capitalization (in thousands):					
Common stock equity	**$545,837**	$532,489	$517,953	$491,680	$404,898
Preferred stock	**32,780**	31,809	31,809	31,809	31,809
Mandatorily redeemable preferred securities	**-**	35,000	35,000	35,000	35,000
Long-term debt payable to affiliated trust	**36,082**	-	-	-	-
Long-term debt	**242,498**	202,488	243,715	233,753	370,511
Total (excluding amounts due within one year)	**$857,197**	$801,786	$828,477	$792,242	$842,218
Capitalization Ratios (percent):					
Common stock equity	**63.7**	66.4	62.5	62.1	48.1
Preferred stock	**3.8**	4.0	3.8	4.0	3.8
Mandatorily redeemable preferred securities	**-**	4.4	4.2	4.4	4.2
Long-term debt payable to affiliated trust	**4.2**	-	-	-	-
Long-term debt	**28.3**	25.2	29.5	29.5	43.9
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Security Ratings:					
First Mortgage Bonds -					
Moody's	**Aa3**	Aa3	Aa3	Aa3	Aa3
Standard and Poor's	**A+**	A+	A+	A+	A+
Fitch	**AA**	AA-	AA-	AA-	AA-
Preferred Stock -					
Moody's	**A3**	A3	A3	A3	a1
Standard and Poor's	**BBB+**	BBB+	BBB+	BBB+	BBB+
Fitch	**A+**	A	A	A	A
Unsecured Long-Term Debt -					
Moody's	**A1**	A1	A1	A1	-
Standard and Poor's	**A**	A	A	A	-
Fitch	**AA-**	A+	A+	A+	-
Customers (year-end):					
Residential	**160,189**	159,582	158,873	158,852	158,253
Commercial	**33,646**	33,135	32,713	32,538	32,372
Industrial	**522**	520	489	498	517
Other	**183**	171	171	173	206
Total	**194,540**	193,408	192,246	192,061	191,348
Employees (year-end):	**1,283**	1,290	1,301	1,316	1,319

SELECTED FINANCIAL AND OPERATING DATA 2000-2004 (continued)
Mississippi Power Company 2004 Annual Report

	2004	2003	2002	2001	2000
Operating Revenues (in thousands):					
Residential	**$199,242**	$180,978	$186,522	$164,716	$170,729
Commercial	**199,127**	175,416	181,224	163,253	163,552
Industrial	**180,516**	154,825	164,042	156,525	159,705
Other	**5,428**	5,082	5,039	4,659	4,565
Total retail	**584,313**	516,301	536,827	489,153	498,551
Sales for resale - non-affiliates	**265,863**	249,986	224,275	204,623	145,931
Sales for resale - affiliates	**44,371**	26,723	46,314	85,652	27,915
Total revenues from sales of electricity	**894,547**	793,010	807,416	779,428	672,397
Other revenues	**15,779**	76,914	16,749	16,637	15,205
Total	**$910,326**	$869,924	$824,165	$796,065	$687,602
Kilowatt-Hour Sales (in thousands):					
Residential	**2,297,110**	2,255,445	2,300,017	2,162,623	2,286,143
Commercial	**2,969,829**	2,914,133	2,902,291	2,840,840	2,883,197
Industrial	**4,235,290**	4,111,199	4,161,902	4,275,781	4,376,171
Other	**40,229**	39,890	39,635	41,009	41,153
Total retail	**9,542,458**	9,320,667	9,403,845	9,320,253	9,586,664
Sales for resale - non-affiliates	**6,027,666**	5,874,724	5,380,145	5,011,212	3,674,621
Sales for resale - affiliates	**1,053,471**	709,065	1,586,968	2,952,455	452,611
Total	**16,623,595**	15,904,456	16,370,958	17,283,920	13,713,896
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**8.67**	8.02	8.11	7.62	7.47
Commercial	**6.70**	6.02	6.24	5.75	5.67
Industrial	**4.26**	3.77	3.94	3.66	3.65
Total retail	**6.12**	5.54	5.71	5.25	5.20
Sales for resale	**4.38**	4.20	3.88	3.64	4.21
Total sales	**5.38**	4.99	4.93	4.51	4.90
Residential Average Annual Kilowatt-Hour Use Per Customer	**14,357**	14,161	14,453	13,634	14,445
Residential Average Annual Revenue Per Customer	**$1,245**	$1,136	$1,172	$1,038	$1,079
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**3,156**	3,156	3,156	3,156	2,086
Maximum Peak-Hour Demand (megawatts):					
Winter	**2,173**	2,458	2,311	2,249	2,305
Summer	**2,427**	2,330	2,492	2,466	2,593
Annual Load Factor (percent)	**62.4**	60.5	61.8	60.7	59.3
Plant Availability Fossil-Steam (percent):	**91.4**	92.6	91.7	92.8	92.6
Source of Energy Supply (percent):					
Coal	**55.7**	57.7	50.8	52.0	67.8
Oil and gas	**25.5**	19.9	37.7	35.9	13.5
Purchased power -					
From non-affiliates	**6.4**	3.5	3.1	3.1	7.7
From affiliates	**12.4**	18.9	8.4	9.0	11.0
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS
Mississippi Power Company 2004 Annual Report

Directors

Tommy E. Dulaney
President and Chief Executive Officer
Structural Steel Services, Inc.
Meridian, Mississippi. Elected 2001

Warren A. Hood, Jr. (1)
Chairman and Chief Executive Officer
Hood Companies, Inc.
Hattiesburg, Mississippi. Elected 2004

Linda T. Howard (2)
President
Howard Industries, Inc.
Laurel, Mississippi. Elected 1999

Robert C. Khayat
Chancellor
University of Mississippi
University, Mississippi. Elected 2002

Aubrey K. Lucas, Ph.D. (3)
President Emeritus and
Professor of Higher Education
University of Southern Mississippi
Hattiesburg, Mississippi. Elected 1984

George A. Schloegel
President and Chief Executive Officer
Hancock Bank of Mississippi, Louisiana and Florida
Elected 1995

Philip J. Terrell, Ph.D.
Retired Superintendent
Pass Christian Public School District
Pass Christian, Mississippi. Elected 1995

Anthony J. Topazi
President and Chief Executive Officer
Mississippi Power Company
Gulfport, Mississippi. Elected 2003

N. Eugene Warr
Retailer
The Village Drummer
Gulfport, Mississippi. Elected 1986

Officers

Anthony J. Topazi
President and Chief Executive Officer
35 years of service

John W. Atherton (4)
Vice President
External Affairs
19 years of service

Bobby J. Kerley
Vice President
Customer Services and Retail Marketing
31 years of service

Ellen N. Lindemann
Vice President
26 years of service

Don E. Mason (5)
Vice President
External Affairs and Corporate Services
39 years of service

Michael W. Southern (6)
Vice President, Treasurer and
Chief Financial Officer
30 years of service

Frances V. Turnage (7)
Vice President, Treasurer and
Chief Financial Officer
24 years of service

Gene L. Ussery, Jr. (8)
Vice President and
Senior Production Officer
37 years of service

Kimberly D. Flowers (9)
Vice President and
Senior Production Officer
20 years of service

Moses H. Feagin (10)
Comptroller
17 years of service

Vicki L. Pierce
Corporate Secretary and Assistant Treasurer
24 years of service

E. Wayne Boston
Assistant Secretary and Assistant Treasurer
34 years of service

(1) Effective July 28, 2004.
(2) Resigned effective August 17, 2004.
(3) Retired effective July 11, 2004.
(4) Effective January 1, 2005.
(5) Retired effective January 1, 2005.
(6) Resigned effective March 17, 2005.
(7) Effective March 17, 2005; previously served as Comptroller.
(8) Resigned effective March 5, 2005.
(9) Effective March 5, 2005.
(10) Effective March 17, 2005.

CORPORATE INFORMATION
Mississippi Power Company 2004 Annual Report

General
This annual report is submitted for general information. It is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to both retail and wholesale customers within the State of Mississippi. The Company sells electricity to some 193 thousand customers within its service area of more than 11,000 square miles in southeast Mississippi. In 2004, retail energy sales accounted for 57 percent of the Company's total sales of 16.6 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of five retail operating companies and a wholesale generation subsidiary, as well as other direct and indirect subsidiaries. There is no established public trading market for the Company's common stock.

Registrar, Transfer Agent and Dividend Paying Agent
All series of Preferred Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, Georgia 30308-0250
(800) 554-7626

Trustee, Registrar and Interest Paying Agent
All series of Senior Notes, First Mortgage Bonds and Trust Preferred Securities
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 474-8000

Form 10-K
A copy of Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary.

Corporate Office
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, Mississippi 39501
(228) 864-1211

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, Georgia 30303-1924

Legal Counsel
Balch & Bingham LLP
P.O. Box 130
Gulfport, Mississippi 39502